Exhibit 99.1

Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, Grand Cayman, KY1-1108, Cayman Islands

NOTICE OF EXTRAORDINARY GENERAL MEETING OF MEMBERS
To Be Held On NOVEMBER 17, 2026

NOTICE IS HEREBY GIVEN that you are cordially invited to attend an extraordinary general meeting (the “Extraordinary Meeting”) of shareholders of Blue Gold Limited, a Cayman Islands exempted company limited by shares (the “Company,” “Blue Gold,” “we,” “us,” or “our”), to be held at 10:00 a.m., New York time on November 17, 2026, and at any adjournment or adjournments thereof, virtually at https://www.cstproxy.com/bluegold/2026.

It is noted that the Company’s shareholders approved, at the extraordinary general meeting held on July 24, 2026 (the “Previous EGM”), (1) by way of an ordinary resolution, a reverse stock split by consolidating all of the Company’s authorized shares (including all authorized Class A ordinary shares of par value US$0.0001 each and all authorized preferred shares of par value US$0.0001 each) at a consolidation ratio of not less than one-for-two (1:2) and not more than one-for-two hundred (1:200) (the “Range”), with the board of directors of the Company (the “Board”) authorized to determine the final ratio and to implement such reverse stock split in its sole discretion at any time prior to the first anniversary of the Previous EGM, and (2) by way of a special resolution, conditional upon and effective upon the implementation of such reverse stock split, the amendment and restatement of the Company’s memorandum and articles of association to reflect such reverse stock split, none of which has taken effect as of the date of this Notice.

Following the Previous EGM, the Deputy Registrar of Companies of the Cayman Islands issued a letter dated July 28, 2026 stating that, pursuant to section 13(2) of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”), a company may exercise its power to alter its share capital pursuant to section 13(1) of the Companies Act only by a resolution of the members of the company. The letter further states that the statutory scheme under the Companies Act confers upon members sole responsibility for matters under section 13(1) of the Companies Act and neither section 13 of the Companies Act nor the Companies Act as a whole, permits members to delegate that responsibility to directors. Accordingly, shareholders resolutions and articles granting permission to directors to make such changes to share capital within defined parameters or not are not consistent with section 13 of the Companies Act. As such, the resolutions approved at the Previous EGM are inconsistent with section 13 of the Companies Act to the extent that they purport to delegate to the Board the authority to determine the consolidation ratio and to effect the reverse stock split. It is therefore proposed that the resolutions passed as Proposals 1 and 2 at the Previous EGM be revoked and replaced with the fresh resolutions set out in Proposals 1 and 4 below, which specify the exact consolidation ratio.

The Extraordinary General Meeting will be convened to put the following resolutions to shareholders for approval:

ORDINARY RESOLUTION THAT:

(1)    subject to and conditional upon the passing of the resolutions set out in Proposals 3 and 4, the authorised and issued share capital of the Company be consolidated at a consolidation ratio of one-for-twenty (1:20), such that every 20 Class A ordinary shares of par value US$0.0001 each be consolidated into one (1) Class A ordinary share of par value US$0.002 each and every 20 preferred shares of par value US$0.0001 each be consolidated into one (1) preferred share of par value US$0.002 each, with effect from the passing of this resolution (the “Share Consolidation”), such that the authorized share capital of the Company be changed from US$50,000 divided into 400,000,000 Class A ordinary shares of par value US$0.0001 each and 100,000,000 preferred shares of par value US$0.0001 each to US$50,000 divided into 20,000,000 Class A ordinary shares of par value US$0.002 each and 5,000,000 preferred shares of par value US$0.002 each; that no fractional shares be issued in connection with the Share Consolidation and that any shareholder who would otherwise be entitled to a fraction of a share shall instead be issued one whole share of the relevant class; that the Company’s registered office provider be authorized and instructed to make all necessary filings with the Registrar of Companies of the Cayman Islands in connection with the Share Consolidation; and that the registered office provider and/or the transfer agent of the Company be authorized and instructed to update the register of members of the Company to reflect the Share Consolidation;

(2)    that the amendment to the Blue Gold Limited 2025 Equity Incentive Plan, in the form annexed to this Notice as Appendix 2, to increase the number of Class A ordinary shares authorized for issuance under the plan by 300,000 Class A ordinary shares, from 300,000 to 600,000 Class A ordinary shares (in each case on a post-Share Consolidation basis, being an increase of 6,000,000 Class A ordinary shares, from 6,000,000 to 12,000,000, on a pre-Share Consolidation basis), be and is hereby approved.

SPECIAL RESOLUTION THAT:

(3)    that each of the resolutions passed as Proposals 1 and 2 at the extraordinary general meeting of the Company held on July 24, 2026 (being the resolutions relating to the reverse stock split within the Range and the amendment and restatement of the memorandum and articles of association conditional upon such reverse stock split, respectively) be and is hereby revoked in its entirety and shall be of no further force or effect, to the extent that such resolutions have not already been implemented.

(4)    subject to and conditional upon the passing of the resolutions set out in Proposals 1 and 3, to amend and restate the amended and restated memorandum and articles of association of the Company currently in effect by their deletion in their entirety and the substitution in their place with the second amended and restated memorandum and articles of association of the Company, in the form annexed to this Notice as Appendix 1 (the “Second Amended M&A”), to reflect the Share Consolidation, with effect at the same time as the Share Consolidation takes effect; to authorize the Company’s registered office provider to file this resolution and the Second Amended M&A with the Registrar of Companies of the Cayman Islands within fifteen (15) days of the passing of this resolution; and to authorize any director or officer of the Company to take such administrative actions and execute such documents as may be necessary to give effect to the foregoing resolutions, provided that nothing in these resolutions confers on the Board or any director or officer of the Company any discretion as to whether, when or at what ratio the Share Consolidation takes effect.

The Board fixed 5:00 p.m., New York time on November 4, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Extraordinary Meeting or any adjournment or postponement thereof.

It is important that your shares are represented at the Extraordinary Meeting. We urge you to review the attached Proxy Statement and, regardless of whether you plan to attend the Extraordinary Meeting in person, please vote your shares promptly by casting your vote via the internet. You may revoke your vote by submitting a subsequent vote over the internet before the Extraordinary Meeting, or by voting in person at the Extraordinary Meeting.

November 6, 2026	By Order of the Board of Directors,
/s/ Kevin J. Clark
Kevin J. Clark
Executive Chairman

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE EXTRAORDINARY Meeting of Members TO BE HELD ON November 17, 2026

This Notice and Proxy Statement are available online at https://www.cstproxy.com/bluegold/2026 and please find them under the “Documents & Forms” tab. This Notice and Proxy Statement are also available online at https://www.bluegoldone.com.

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Blue Gold Limited

Mourant Governance Services (Cayman) Limited,
94 Solaris Avenue, Camana Bay,
Grand Cayman, KY1-1108,
Cayman Islands

PROXY STATEMENT

This Proxy Statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors (the “Board”) of Blue Gold Limited, a Cayman Islands exempted company limited by shares (the “Company,” “we,” “us” or “our”), for the Extraordinary General Meeting of Members (the “Extraordinary Meeting”). The Extraordinary Meeting is to be held at 10:00 a.m., New York time, on November 17, 2026, and at any adjournment or adjournments thereof, virtually at https://www.cstproxy.com/bluegold/2026.

We will send or make these proxy materials available to shareholders on or about November 6, 2026.

GENERAL INFORMATION

Purpose of the Extraordinary Meeting

The purpose of the Extraordinary Meeting is to consider, and if thought fit, approve the following resolutions:

ORDINARY RESOLUTION THAT:

(1)    subject to and conditional upon the passing of the resolutions set out in Proposals 3 and 4, the authorised and issued share capital of the Company be consolidated at a consolidation ratio of one-for-twenty (1:20), such that every 20 Class A ordinary shares of par value US$0.0001 each be consolidated into one (1) Class A ordinary share of par value US$0.002 each and every 20 preferred shares of par value US$0.0001 each be consolidated into one (1) preferred share of par value US$0.002 each, with effect from the passing of this resolution (the “Share Consolidation”), such that the authorised share capital of the Company be changed from US$50,000 divided into 400,000,000 Class A ordinary shares of par value US$0.0001 each and 100,000,000 preferred shares of par value US$0.0001 each to US$50,000 divided into 20,000,000 Class A ordinary shares of par value US$0.002 each and 5,000,000 preferred shares of par value US$0.002 each; that no fractional shares be issued in connection with the Share Consolidation and that any shareholder who would otherwise be entitled to a fraction of a share shall instead be issued one whole share of the relevant class; that the Company’s registered office provider be authorized and instructed to make all necessary filings with the Registrar of Companies of the Cayman Islands in connection with the Share Consolidation; and that the registered office provider and/or the transfer agent of the Company be authorized and instructed to update the register of members of the Company to reflect the Share Consolidation;

(2)    the amendment to the Blue Gold Limited 2025 Equity Incentive Plan, in the form annexed to the Notice as Appendix 2, to increase the number of Class A ordinary shares authorized for issuance under the plan by 300,000 Class A ordinary shares, from 300,000 to 600,000 Class A ordinary shares (in each case on a post-Share Consolidation basis, being an increase of 6,000,000 Class A ordinary shares, from 6,000,000 to 12,000,000, on a pre-Share Consolidation basis), be and is hereby approved.

SPECIAL RESOLUTION THAT:

(3)    that each of the resolutions passed as Proposals 1 and 2 at the extraordinary general meeting of the Company held on July 24, 2026 (being the resolutions relating to the reverse stock split within the Range and the amendment and restatement of the memorandum and articles of association conditional upon such reverse stock split, respectively) be and is hereby revoked in its entirety and shall be of no further force or effect, to the extent that such resolutions have not already been implemented.

(4)    subject to and conditional upon the passing of the resolutions set out in Proposals 1 and 3, to amend and restate the amended and restated memorandum and articles of association of the Company currently in effect by their deletion in their entirety and the substitution in their place with the second amended and restated memorandum and articles of association of the Company, in the form annexed to this Notice as Appendix 1 (the “Second Amended M&A”), to reflect the Share Consolidation, with effect at the same time as the Share Consolidation takes effect; to authorize the Company’s registered office provider to file this resolution and the Second Amended M&A with the Registrar of Companies of the Cayman Islands within fifteen (15) days of the passing of this resolution; and to authorize any director or officer of the Company to take such administrative actions and execute such documents as may be necessary to give effect to the foregoing resolutions, provided that nothing in these resolutions confers on the Board or any director or officer of the Company any discretion as to whether, when or at what ratio the Share Consolidation takes effect.

The Board recommends a vote FOR the resolutions.

Will there be any other items of business on the agenda?

The Board is not aware of any other matters that will be presented for consideration at the Extraordinary Meeting. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might properly be brought before the Extraordinary Meeting or at any postponement or adjournment of the Extraordinary Meeting.

Who is entitled to vote at the Extraordinary Meeting?

Only shareholders of record of our Class A ordinary shares of a par value of US$0.0001 each (the “Ordinary Shares”), as of 5:00 p.m., New York time on November 4, 2026 (the “Record Date”) are entitled to notice and to vote at the Extraordinary Meeting and any adjournment or postponement thereof. On the Record Date, 45,527,953 Ordinary Shares were issued and outstanding.

Each fully paid Ordinary Share is entitled on a poll to one vote on each matter properly brought before the Extraordinary Meeting. The enclosed proxy card or voting instruction card shows the number of shares you are entitled to vote at the Extraordinary Meeting.

Shareholder of Record: Shares Registered in Your Name

If on the Record Date your shares were registered directly in your name with the Company, then you are a shareholder of record. As a shareholder of record, you may vote in person at the Extraordinary Meeting or vote by proxy. Whether or not you plan to attend the Extraordinary Meeting, to ensure your vote is counted, we encourage you to vote either by Internet or by filling out and returning the enclosed proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on the Record Date your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Extraordinary Meeting. As the beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker will not be able to vote your shares unless your broker receives specific voting instructions from you. We strongly encourage you to vote.

What constitutes a quorum and how will votes be counted?

No business shall be transacted at the Extraordinary Meeting unless a quorum is present. The presence, in person or by proxy, of one or more persons holding at least a majority in par value of the issued Ordinary Shares conferring the right to attend and vote at the Extraordinary Meeting will be a quorum. Abstentions and broker non-votes will be counted for the purposes of establishing a quorum. Broker non-votes and abstentions will not be taken into account in determining the outcome of the proposal. In the event that a quorum is not present within half an hour from the time appointed for the meeting, the Extraordinary Meeting may be adjourned in order to permit the further solicitation of proxies.

Votes Required

How many votes are required to approve a proposal?

Assuming a quorum as referenced above is reached:

Proposals 1 and 2 will each be approved if the resolution approving such proposal is passed by a simple majority of the votes cast by the shareholders entitled to vote at the Extraordinary Meeting, in person or by proxy.

Proposals 3 and 4 will be approved if the resolution approving such proposals is passed by at least three-quarters of the votes cast by the shareholders entitled to vote at the Extraordinary Meeting, in person or by proxy.

Only shares that are voted are taken into account in determining the proportion of votes cast for the proposal. Any shares not voted (whether by abstention, broker non-vote or otherwise) will not impact the vote.

How do I vote?

Your shares may only be voted at the Extraordinary Meeting if you are entitled to vote and present in person or are represented by proxy. Whether or not you plan to attend the Extraordinary Meeting, we encourage you to vote by proxy to ensure that your shares will be represented.

You may vote before or during the Extraordinary Meeting by using the Internet in accordance with the instructions included in the proxy card. The Internet voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to vote their shares and to confirm that their instructions have been properly recorded.

Revoking Your Proxy

Even if you execute a proxy, you retain the right to revoke it and to change your vote by notifying us at any time but no later than two hours before the commencement of the meeting or adjourned meeting, at which the proxy is voted. Mere attendance at the meeting will not revoke a proxy. Such revocation may be effected by following the instructions for voting on your proxy card or vote instruction form. Unless so revoked, the shares represented by proxies, if received in time, will be voted in accordance with the directions given therein. However, if you are a shareholder of record, delivery of a proxy would not preclude you from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.

If the Extraordinary Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Extraordinary Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Extraordinary Meeting (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous Extraordinary Meeting that was postponed or adjourned.

Proxy Solicitation Costs

We will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of the proxy materials that we may provide to our shareholders. Copies of solicitation material will be provided to brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners. We may solicit proxies by mail, and the officers and employees of the Company, who will receive no extra compensation therefore, may solicit proxies personally or by telephone. The Company will reimburse brokerage houses and other nominees for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares held by them.

PROPOSAL NO. 1 — SHARE CONSOLIDATION

Purpose of the Share Consolidation

The Company’s Ordinary Shares are listed on The Nasdaq Global Market of The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “BGL.” On July 1, 2026, the Company received a formal notification from Nasdaq stating that, based on the closing bid price of the Ordinary Shares for the last 30 consecutive business days, the Ordinary Shares no longer comply with the minimum bid price requirement of US$1.00 per share for continued listing on The Nasdaq Global Market, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Requirement”).

Also on July 1, 2026, the Company received a separate formal deficiency letter from Nasdaq stating that the Market Value of Listed Securities (the “MVLS”) of the Ordinary Shares had been below the US$50 million minimum requirement for the preceding 30 consecutive business days, and that the Company therefore no longer meets the minimum MVLS requirement for continued listing on The Nasdaq Global Market, as set forth in Nasdaq Listing Rule 5550(b)(2). In addition, on July 24, 2026, the Company received a written notification from the Listing Qualifications Department of Nasdaq advising the Company that, based on Nasdaq’s review of the Company’s Market Value of Publicly Held Shares (the “MVPHS”) for the last 30 consecutive business days (June 10, 2026 through July 23, 2026), the Company no longer satisfies the minimum MVPHS requirement of US$15,000,000 for continued listing on The Nasdaq Global Market, as required under Nasdaq Listing Rules 5450(b)(2) and 5450(b)(3)(C). In accordance with Nasdaq Listing Rules 5810(c)(3)(A), 5810(c)(3)(C) and 5810(c)(3)(D), the Company has been provided compliance periods of 180 calendar days, or until December 28, 2026, to regain compliance with the Bid Price Requirement and the MVLS requirement, and until January 20, 2027, to regain compliance with the MVPHS requirement.

A reverse stock split is intended to increase the per-share trading price of the Ordinary Shares, and the Board believes that it is an effective means of regaining compliance with the Bid Price Requirement. Shareholders should note, however, that a reverse stock split will not, by itself, increase the Company’s MVLS or MVPHS, and there can be no assurance that the Share Consolidation, if approved, will enable the Company to regain or maintain compliance with any of the Nasdaq continued listing requirements.

Accordingly, shareholders are being asked to approve, by ordinary resolution, the consolidation of the Company’s authorized and issued share capital at a ratio of one-for-twenty (1:20), whereby every 20 Class A ordinary shares of par value US$0.0001 each will be consolidated into one (1) Class A ordinary share of par value US$0.002 each and every 20 preferred shares of par value US$0.0001 each will be consolidated into one (1) preferred share of par value US$0.002 each. The Share Consolidation will take effect automatically upon the passing of the resolutions set out in Proposals 1, 3 and 4, and the Board will have no discretion as to whether, when or at what ratio the Share Consolidation is implemented.

As a consequence of the Share Consolidation, the Company’s authorized share capital will be changed:

FROM: US$50,000 divided into 400,000,000 Class A ordinary shares of par value US$0.0001 each and 100,000,000 preferred shares of par value US$0.0001 each;

TO: US$50,000 divided into 20,000,000 Class A ordinary shares of par value US$0.002 each and 5,000,000 preferred shares of par value US$0.002 each.

No fractional shares will be issued to any shareholder in connection with the Share Consolidation. Any shareholder who would otherwise be entitled to a fraction of a share will instead be issued one whole share of the relevant class.

The Company’s registered office provider will be authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands.

The registered office provider and/or the transfer agent of the Company will be authorized and instructed to update the register of members of the Company and/or the shareholder list of the Company to reflect the Share Consolidation.

Under Article 68 of the Company’s current memorandum and articles of association (the “Articles”), the Company may, by ordinary resolution, consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares. Accordingly, the Share Consolidation is proposed as an ordinary resolution, which requires the approval of a simple majority of the votes cast by the shareholders entitled to vote at the Extraordinary Meeting.

Vote Required

Assuming that a quorum is present, the affirmative vote of a simple majority of the votes cast by the shareholders entitled to vote at the Extraordinary Meeting, in person or by proxy, is required to approve Proposal 1.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF PROPOSAL NO. 1 — SHARE CONSOLIDATION.

PROPOSAL NO. 2 — AMENDMENT TO THE BLUE GOLD LIMITED 2025 EQUITY INCENTIVE PLAN

Purpose

We are asking our shareholders to approve an amendment to the Blue Gold Limited 2025 Equity Incentive Plan (the “2025 Plan”) to increase the number of Class A ordinary shares authorized for issuance under the 2025 Plan by 300,000 Class A ordinary shares, from 300,000 to 600,000 Class A ordinary shares (in each case on a post-Share Consolidation basis, being an increase of 6,000,000 Class A ordinary shares, from 6,000,000 to 12,000,000, on a pre-Share Consolidation basis) (the “Plan Amendment”), in the form set forth in Appendix 2. On November 6, 2026, the Board approved the Plan Amendment, subject to approval by our shareholders at the Extraordinary Meeting. The number of Class A ordinary shares available under the 2025 Plan will be adjusted in accordance with the terms of the 2025 Plan to reflect the Share Consolidation. The Company will have sufficient authorized but unissued Class A ordinary shares to satisfy awards under the 2025 Plan following the Plan Amendment and the Share Consolidation.

The Board believes that equity-based compensation is a key element of the Company’s ability to attract, retain and motivate its directors, officers, employees and consultants, and to align their interests with those of our shareholders. Following grants made under the 2025 Plan, including the grant on April 2, 2026 of an aggregate of 2,447,500 Class A ordinary shares to Andrew Cavaghan, the Company’s then chief executive officer, the Board believes that the number of Ordinary Shares remaining available for issuance under the 2025 Plan is insufficient to meet the Company’s anticipated equity compensation needs. The Plan Amendment is intended to ensure that the Company has a sufficient reserve of Ordinary Shares to continue granting equity awards.

Vote Required

Assuming that a quorum is present, the affirmative vote of a simple majority of the votes cast by the shareholders entitled to vote at the Extraordinary Meeting, in person or by proxy, is required to approve Proposal 2.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF PROPOSAL NO. 2 — AMENDMENT TO THE BLUE GOLD LIMITED 2025 EQUITY INCENTIVE PLAN.

PROPOSAL NO. 3 — REVOCATION OF PREVIOUS EGM RESOLUTIONS

Purpose of Revocation

It is noted that the Company’s shareholders approved, at the extraordinary general meeting held on July 24, 2026 (the “Previous EGM”), (1) by way of an ordinary resolution, a reverse stock split by consolidating all of the Company’s authorized shares (including all authorized Class A ordinary shares of par value US$0.0001 each and all authorized preferred shares of par value US$0.0001 each) at a consolidation ratio of not less than one-for-two (1:2) and not more than one-for-two hundred (1:200) (the “Range”), with the Board authorized to determine the final ratio and to implement such reverse stock split in its sole discretion at any time prior to the first anniversary of the Previous EGM, and (2) by way of a special resolution, conditional upon and effective upon the implementation of such reverse stock split, the amendment and restatement of the Company’s memorandum and articles of association to reflect such reverse stock split, none of which has taken effect as of the date of this Proxy Statement.

Following the Previous EGM, the Deputy Registrar of Companies of the Cayman Islands issued a letter dated July 28, 2026 stating that, pursuant to section 13(2) of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”), a company may only exercise its power to alter its share capital pursuant to section 13(1) of the Companies Act through a resolution of the members of the company. The letter further states that the statutory scheme under the Companies Act confers upon members sole responsibility for matters under section 13(1) of the Companies Act and neither section 13 of the Companies Act nor the Companies Act as a whole, permits members to delegate that responsibility to directors. Accordingly, shareholders resolutions and articles granting permission to directors to make such changes to share capital within defined parameters or not are not consistent with section 13 of the Companies Act. As such, the resolutions approved at the Previous EGM are inconsistent with section 13 of the Companies Act to the extent that they purport to delegate to the Board the authority to determine the consolidation ratio and to effect the reverse stock split. It is therefore proposed that the resolutions passed as Proposals 1 and 2 at the Previous EGM be revoked and replaced with the fresh resolutions set out in Proposals 1 and 4 herein, which specify the exact consolidation ratio.

Accordingly, shareholders are being asked to approve, by special resolution, that each of the resolutions passed as Proposals 1 and 2 at the extraordinary general meeting of the Company held on July 24, 2026 (being the resolutions relating to the reverse stock split within the Range and the amendment and restatement of the memorandum and articles of association conditional upon such reverse stock split, respectively) be revoked in its entirety and be of no further force or effect, to the extent that such resolutions have not already been implemented.

Vote Required

Assuming that a quorum is present, the affirmative vote of at least three-quarters of the votes cast by the shareholders entitled to vote at the Extraordinary Meeting, in person or by proxy, is required to approve Proposal 3.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF PROPOSAL NO. 3 — REVOCATION OF PREVIOUS EGM RESOLUTIONS.

PROPOSAL NO. 4 — AMENDMENT AND RESTATEMENT OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION

Purpose of the Amendment and Restatement

The Company’s authorized share capital is currently US$50,000 divided into 400,000,000 Class A ordinary shares of par value US$0.0001 each and 100,000,000 preferred shares of par value US$0.0001 each. If the Share Consolidation is approved, the Company’s issued and authorized share capital will be consolidated at a consolidation ratio of one-for-twenty (1:20), resulting in an increase in the par value of each share from US$0.0001 to US$0.002 and a proportionate reduction in the number of authorized shares, such that the Company’s authorized share capital will be US$50,000 divided into 20,000,000 Class A ordinary shares of par value US$0.002 each and 5,000,000 preferred shares of par value US$0.002 each.

The Board considers that, if the Share Consolidation is approved, it would be advisable for the Articles to be amended and restated to reflect the Company’s authorized share capital following the Share Consolidation, including to reflect the corresponding increase in the par value of each authorized share and the proportionate reduction in the number of authorized shares of the Company resulting therefrom. Under the Companies Act and the Articles, an amendment to the Articles requires a special resolution. Accordingly, shareholders are being asked to approve, as a special resolution, the amendment and restatement of the Articles by the adoption of the Second Amended M&A in the form annexed to the Notice as Appendix 1, which reflects the par value and authorized share figures resulting from the consolidation ratio set forth in the Share Consolidation resolution, with effect at the same time as the Share Consolidation takes effect.

Effects of the Amendment

If approved, the Second Amended M&A will take effect at the same time as the Share Consolidation takes effect upon the passing of the resolutions set out in Proposals 1, 3 and 4, and the Articles will be amended and restated to reflect the increased par value of each authorized share and the reduced number of authorized shares resulting from the Share Consolidation at the consolidation ratio of one-for-twenty (1:20). The Second Amended M&A will not otherwise alter the rights attaching to the shares.

Vote Required

Assuming that a quorum is present, the affirmative vote of at least three-quarters of the votes cast by the shareholders entitled to vote at the Extraordinary Meeting, in person or by proxy, is required to approve Proposal 4.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF PROPOSAL NO. 4 — AMENDMENT AND RESTATEMENT OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION.

OTHER MATTERS

Our Board is not aware of any business to come before the Extraordinary Meeting other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the Extraordinary Meeting, proxies in the accompanying form may be voted in accordance with the judgment of the person or persons voting the proxies.

November 6, 2026	By Order of the Board of Directors
/s/ Kevin J. Clark
Kevin J. Clark Executive Chairman

Appendix 1

COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

BLUE GOLD LIMITED

(adopted pursuant to special resolutions of the Company passed on [•] 2026)

COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

BLUE GOLD LIMITED

(adopted pursuant to a special resolution of the Company passed on [•] 2026)

1.           The name of the Company is Blue Gold Limited.

2.           The registered office of the Company is at the offices of Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman KY1-1108, Cayman Islands or at such other place as the Directors may from time to time decide.

3.           The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by law as provided by Section 7(4) of the Companies Act.

4.           The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by Section 27(2) of the Companies Act.

5.           Nothing in the preceding paragraphs shall be deemed to permit the Company to carry on the business of a bank or trust company without being licensed in that behalf under the provisions of the Banks and Trust Companies Act (as amended), or to carry on insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the provisions of the Insurance Act (as amended) or to carry on the business of company management without being licensed in that behalf under the provisions of the Companies Management Act (as amended).

6.           The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands, provided that nothing in this Memorandum of Association shall be construed as to prevent the Company from effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of business outside the Cayman Islands.

7.           The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

8.           The authorised share capital of the Company is US$50,000 divided into 20,000,000 Class A ordinary shares of par value US$0.002 each and 5,000,000 preferred shares of par value US$0.002 each, with the power for the Company, insofar as is permitted by law and the Articles, to redeem, purchase or redesignate any of its shares and to increase or reduce the said share capital subject to the Companies Act and the Articles and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained.

9.           The Company may exercise the power contained in Section 206 of the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in another jurisdiction.

10.         Capitalised terms that are not defined in this Memorandum bear the meanings given to those terms in the Articles.

COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED

ARTICLES OF ASSOCIATION OF

BLUE GOLD LIMITED

(adopted pursuant to a special resolution of the Company passed on [•] 2026)

ARTICLE	PAGE
TABLE A	A-1-1
DEFINITIONS AND INTERPRETATION	A-1-1
COMMENCEMENT OF BUSINESS	A-1-4
SITUATION OF REGISTERED OFFICE	A-1-5
SHARES	A-1-5
ISSUE OF SHARES	A-1-5
REDEMPTION, PURCHASE AND SURRENDER OF SHARES	A-1-6
TREASURY SHARES	A-1-6
MODIFICATION OF RIGHTS	A-1-7
COMMISSION ON SALES OF SHARES	A-1-7
SHARE CERTIFICATES	A-1-7
TRANSFER AND TRANSMISSION OF SHARES	A-1-8
LIEN	A-1-9
CALL ON SHARES	A-1-10
FORFEITURE OF SHARES	A-1-10
ALTERATION OF SHARE CAPITAL	A-1-11
GENERAL MEETINGS	A-1-12
NOTICE OF GENERAL MEETINGS	A-1-13
PROCEEDINGS AT GENERAL MEETINGS	A-1-13
VOTES OF SHAREHOLDERS	A-1-14
CLEARING HOUSES	A-1-15
WRITTEN RESOLUTIONS OF SHAREHOLDERS	A-1-16
DIRECTORS	A-1-16
TRANSACTIONS WITH DIRECTORS	A-1-17
POWERS OF DIRECTORS	A-1-18
PROCEEDINGS OF DIRECTORS	A-1-19
WRITTEN RESOLUTIONS OF DIRECTORS	A-1-20
PRESUMPTION OF ASSENT	A-1-20
BORROWING POWERS	A-1-20
SECRETARY	A-1-20
THE SEAL	A-1-21
DIVIDENDS, DISTRIBUTIONS AND RESERVES	A-1-21
SHARE PREMIUM ACCOUNT	A-1-21
ACCOUNTS	A-1-22
AUDIT	A-1-22
NOTICES	A-1-22
WINDING UP AND FINAL DISTRIBUTION OF ASSETS	A-1-23
INDEMNITY	A-1-24
DISCLOSURE	A-1-24
CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE	A-1-24
REGISTRATION BY WAY OF CONTINUATION	A-1-24
FINANCIAL YEAR	A-1-24
AMENDMENTS TO MEMORANDUM AND ARTICLES OF ASSOCIATION	A-1-25
CAYMAN ISLANDS DATA PROTECTION	A-1-25

A-1-i

COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

BLUE GOLD LIMITED

(adopted pursuant to a special resolution of the Company passed on [•])

TABLE A

1.           In these Articles, the regulations contained in Table A in the First Schedule to the Companies Act (as defined below) do not apply except insofar as they are repeated or contained in these Articles.

DEFINITIONS AND INTERPRETATION

2.           In these Articles, the following words and expressions shall have the meanings set out below save where the context otherwise requires:

Applicable Law

with respect to any person, all applicable provisions of all constitutions, treaties, statutes, laws (including the common law), codes, rules, regulations, ordinances or orders of any Governmental Authority, and any orders, decisions, injunctions, awards and decrees of or agreements with any Governmental Authority;

Articles	these articles of association of the Company, as amended or amended and restated from time to time by Special Resolution;
Audit Committee	the audit committee of the board of directors of the Company established pursuant to Article 155, or any successor audit committee;
Auditors	the auditor or auditors for the time being of the Company;
Board of Directors	the Directors assembled as a board or assembled as a committee appointed by that board;
BGHL	Blue Gold Holdings Limited, a private company limited by shares, formed under the laws of England and Wales;
Business Combination	the business combination among the Company, Perception and BGHL pursuant to the Business Combination Agreement;
Business Combination Agreement	the second amended and restated business combination agreement dated 12 June 2024 by and among Perception, the Company and BGHL, as amended, supplemented or otherwise modified from time to time;

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Chairperson	has the meaning given in Article 130;
Class or Classes	any class or classes of Shares as may from time to time be issued by the Company;
Class A Ordinary Share	a Class A ordinary share of a par value of US$0.002 in the share capital of the Company;
Companies Act	the Companies Act (as amended);
Company	the above-named company;
Company’s Website

the main corporate/investor relations website of the Company, the address or domain name of which has been disclosed in any registration statement filed by the Company in connection with its initial public offering, or which has otherwise been notified to Shareholders;

Deputy Chairperson	has the meaning given in Article 130;
CRS

means one of the following, as the context requires:

the Common Reporting Standard, being the standard for automatic exchange of financial account information developed by the Organisation for Economic Co-operation and Development (“OECD”) as amended from time to time by the OECD; and any legislation, regulations or guidance in the Cayman Islands that give effect to the matters outlined in the preceding paragraph of this definition;

Designated Stock Exchange

any national securities exchange or automated system on which the Company’s securities are traded, including, but not limited to, NASDAQ Global Market, The New York Stock Exchange or any over-the-counter (OTC) market;

Directors	the directors of the Company for the time being;
Dividend	any dividend (whether interim or final) resolved to be paid on Shares pursuant to these Articles;
DPA	has the meaning given in Article 177;
Electronic Record	has the same meaning as in the Electronic Transactions Act;
Electronic Transactions Act	the Electronic Transactions Act (as amended);
FATCA

means one of the following, as the context requires: sections 1471 to 1474 of the US Internal Revenue Code of 1986 and any associated legislation, regulations or guidance, or similar legislation, regulations or guidance enacted in any jurisdiction which seeks to implement similar tax reporting and/or withholding tax regimes; any intergovernmental agreement, treaty, regulation, guidance or any other agreement between the Cayman Islands (or any Cayman Islands government body) and the United States, the United Kingdom or any other jurisdiction (including any government bodies in such jurisdiction), entered into in order to comply with, facilitate, supplement or implement the legislation, regulations or guidance described in paragraph (i) of this definition; and any legislation, regulations or guidance in the Cayman Islands that give effect to the matters outlined in the preceding paragraphs of this definition;

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Governmental Authority

any nation or government or any province or state or any other political subdivision thereof, or any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court, tribunal, government authority, agency, department, board, commission or instrumentality or any political subdivision thereof, any court, tribunal or arbitrator, and any self-regulatory organisation;

Memorandum	the memorandum of association of the Company, as amended or amended and restated from time to time by Special Resolution;
Ordinary Resolution

a resolution passed by a simple majority of the votes of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, at a general meeting and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled;

paid up	paid up as to the par value and any premium payable in respect of the issue of any Shares and includes credited as paid up;
Perception	Perception Capital Corp. IV, an exempted company incorporated under the laws of the Cayman Islands;
person	any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having separate legal personality) or any of them as the context so requires;
Personal Data	has the meaning given in Article 177;
Preferred Share	a preferred share of a par value of US$0.002 in the share capital of the Company;
Register of Members	the register of Shareholders to be kept pursuant to these Articles;
Registered Office	the registered office of the Company for the time being;
Registration

the registration of the Class A Ordinary Shares issued in the Business Combination that results in the Class A Ordinary Shares being able to be sold publicly on the Designated Stock Exchange without restriction under the United States Securities Act of 1933, as amended;

Restricted Shares	the Class A Ordinary Shares issued in the Business Combination, other than the Unrestricted Shares;
Seal	the common seal of the Company including any duplicate seal;
SEC	the United States Securities and Exchange Commission;
Secretary	any person appointed by the Directors to perform any of the duties of the secretary of the Company, including a joint, assistant or deputy secretary;
Series	a series of a Class as may from time to time be issued by the Company;
Share	a share in the capital of the Company and includes a fraction of any such share;
Shareholder

any person registered in the Register of Members as the holder of Shares of the Company and, where two or more persons are so registered as the joint holders of such Shares, the person whose name stands first in the Register of Members as one of such joint holders;

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Share Premium Account	the share premium account established in accordance with these Articles and the Companies Act;
signed	includes an electronic signature and a signature or representation of a signature affixed by mechanical means;
Special Resolution

a resolution passed by a majority of at least three-quarters of the votes of such Shareholders as, being entitled to do so, vote in person, where proxies are allowed, by proxy, at a general meeting and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled;

Treasury Shares	Shares that were previously issued but were purchased, redeemed, surrendered or otherwise acquired by the Company and not cancelled;
Unrestricted Shares

Class A Ordinary Shares that are: (i) issued to holders of shares in Perception that are not redeemed in the Business Combination; and (ii) previously Restricted Shares that have been released from lock-up pursuant to Article 39; and

US Exchange Act	the United States Securities Exchange Act of 1934, as amended, or any similar U.S. federal statute and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time.

3.           In these Articles, unless there be something in the subject or context inconsistent with such construction:

(a)          words importing the singular number shall include the plural number and vice versa;

(b)          words importing a gender shall include other genders;

(c)          words importing persons only shall include companies, partnerships, trusts or associations or bodies of persons, whether corporate or not;

(d)         the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(e)          the word “year” shall mean calendar year, the word “quarter” shall mean calendar quarter and the word “month” shall mean calendar month;

(f)          a reference to a “dollar” or “$” is a reference to the legal currency of the United States of America;

(g)         a reference to any enactment includes a reference to any modification or re-enactment thereof for the time being in force;

(h)         a reference to any meeting (whether of the Directors, a committee appointed by the Board of Directors or the Shareholders or any class of Shareholders) includes any adjournment of that meeting;

(i)          Sections 8 and 19 of the Electronic Transactions Act shall not apply; and

(j)          a reference to “written” or “in writing” includes a reference to all modes of representing or reproducing words in visible form, including in the form of an Electronic Record.

4.           Subject to the two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

5.           The table of contents to, and the headings in, these Articles are for convenience of reference only and are to be ignored in construing these Articles.

COMMENCEMENT OF BUSINESS

6.           The business of the Company may be commenced as soon after incorporation as the Board of Directors shall see fit.

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SITUATION OF REGISTERED OFFICE

7.           The Registered Office shall be at such address in the Cayman Islands as the Directors shall from time to time determine. The Company, in addition to the Registered Office, may establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

SHARES

8.           The Directors may impose such restrictions as they think necessary on the offer and sale of any Shares.

9.           The Directors may in their absolute discretion refuse to accept any application for Shares and may accept any application in whole or in part.

10.         The Company may on any issue of Shares deduct any sales charge or subscription fee from the amount subscribed for the Shares.

11.         No person shall be recognised by the Company as holding any Share upon any trust, and the Company shall not be bound by or recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share, or (except as otherwise provided by these Articles or as required by law) any other right in respect of any Share except an absolute right thereto in the registered holder.

12.         The Directors shall keep or cause to be kept a Register of Members as required by the Companies Act at such place or places as the Directors may from time to time determine. In the absence of any such determination, the Register of Members shall be kept at the Registered Office.

13.         The Directors in each year shall prepare or cause to be prepared an annual return and declaration setting forth the particulars required by the Companies Act in respect of exempted companies and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

14.         The Company shall not issue Shares to bearer.

ISSUE OF SHARES

15.         Subject to the provisions of the Memorandum and to any direction that may be given by the Company in general meeting and, where applicable, the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law, without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Companies Act and these Articles) vary such rights, and for such purposes the Directors may reserve an appropriate number of Shares for the time being unissued.

16.         The Company may issue rights, options, warrants or convertible securities or securities of a similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any Class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine, and for such purposes the Directors may reserve an appropriate number of Shares for the time being unissued.

17.         The Company may issue units of securities in the Company, which may be comprised of whole or fractional Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any Class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine.

18.         Subject to Article 30, the Directors, or the Shareholders by Ordinary Resolution, may authorise the division of Shares into any number of Classes and sub-classes and Series and sub-series and the different Classes and sub-classes and Series and sub-series shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes and Series (if any) may be fixed and determined by the Directors or the Shareholders by Ordinary Resolution.

A-1-5

19.         The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, calls or otherwise howsoever), limitations, preferences, privileges, qualifications, restrictions, rights (including without prejudice to the foregoing generality, voting and participation rights) and other attributes of a Share. If more than one fraction of a Share is issued to or acquired by the same Shareholder, such fractions shall be accumulated.

20.         The premium arising on all issues of Shares shall be held in the Share Premium Account established in accordance with these Articles.

21.         Payment for Shares shall be made at such time and place and to such person on behalf of the Company as the Directors may from time to time determine. Payment for any Shares shall be made in such currency as the Directors may determine from time to time, provided that the Directors shall have the discretion to accept payment in any other currency or in kind or a combination of cash and in kind.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES

22.         Subject to the Companies Act and the rules of the Designated Stock Exchange, the Company may:

(a)         issue Shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company and/or the Shareholder on such terms and in such manner as the Directors may, before the issue of such Shares, determine;

(b)         purchase its own Shares (including any redeemable Shares) on such terms and in such manner as the Directors may determine and agree with the relevant Shareholder(s);

(c)         make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Companies Act, including out of its capital, profits or the proceeds of a fresh issue of Shares; and

(d)         accept the surrender for no consideration of any paid up Share (including any redeemable Share) on such terms and in such manner as the Directors may determine.

23.         Unless the Directors determine otherwise, any Share in respect of which notice of redemption has been given shall not be entitled to participate in the profits of the Company in respect of the period after the date specified as the date of redemption in the notice of redemption.

24.         The redemption, purchase or surrender of any Share shall not be deemed to give rise to the redemption, purchase or surrender of any other Share.

25.         The Directors may when making payments in respect of a redemption or purchase of Shares, if authorised by the terms of issue of the Shares being redeemed or purchased or with the agreement of the holder of such Shares, make such payment either in cash or in specie including, without limitation, interests in a special purpose vehicle holding assets of the Company or holding entitlement to the proceeds of assets held by the Company or in a liquidating structure.

TREASURY SHARES

26.         Shares that the Company purchases, redeems or acquires (by way of surrender or otherwise) may, at the option of the Company, be cancelled immediately or held as Treasury Shares in accordance with the Companies Act. In the event that the Directors do not specify that the relevant Shares are to be held as Treasury Shares, such Shares shall be cancelled.

27.         No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to Shareholders on a winding up) may be declared or paid in respect of a Treasury Share.

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28.         The Company shall be entered in the Register of Members as the holder of the Treasury Shares provided that:

(a)         the Company shall not be treated as a Shareholder for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void; and

(b)         a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Companies Act, save that an allotment of Shares as fully paid bonus shares in respect of Treasury Shares is permitted and Shares allotted as fully paid bonus shares in respect of Treasury Shares shall be treated as Treasury Shares.

29.         Treasury Shares may be disposed of by the Company on any terms and conditions determined by the Directors.

MODIFICATION OF RIGHTS

30.         If at any time the share capital of the Company is divided into different Classes of Shares, the rights attached to any Class (unless otherwise provided by the terms of issue of the Shares of that Class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that Class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than a majority of the issued Shares of that Class, or with the approval of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the Shares of that Class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant Class.

To any such meeting, all the provisions of these Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be any one or more persons holding or representing by proxy not less than a majority of the issued Shares of that Class (provided that, if at any adjourned meeting of such holders a quorum as above defined is not present, those Shareholders who are present shall form a quorum).

31.         For the purposes of a separate Class meeting, the Directors may treat two or more or all of the Classes of Shares as forming one Class of Shares if the Directors consider that such Classes of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes of Shares.

32.         The rights conferred upon the holders of the Shares of any Class shall not, unless otherwise expressly provided by the terms of issue of the Shares of that Class, be deemed to be varied by: (i) the creation or issue of further shares ranking pari passu therewith; (ii) the redemption or purchase of any Shares of any Class by the Company; (iii) the cancellation of authorised but unissued Shares of that Class; or (iv) the creation or issue of Shares with preferred or other rights including, without limitation, the creation of any Class or issue of Shares.

COMMISSION ON SALES OF SHARES

33.         The Company may, in so far as the Companies Act permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

SHARE CERTIFICATES

34.         The Shares will be issued in fully registered, book-entry form. A Shareholder shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered

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to the Company for transfer shall be cancelled and, subject to these Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

35.         If a share certificate is defaced, worn out, lost or destroyed it may be renewed on such terms (if any) as to evidence and indemnity and on payment of such fee, if any, and on such terms if any, as to evidence and obligations to indemnify the Company as the Board of Directors may determine and (in the case of defacement or wearing out) upon delivery of the old certificate.

36.         Every share certificate sent in accordance with these Articles will be sent at the risk of the Shareholder or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

37.         Every share certificate of the Company shall bear legends required under Applicable Law, including the US Exchange Act.

TRANSFER AND TRANSMISSION OF SHARES

38.         Subject to these Articles and the rules or regulations of the Designated Stock Exchange or any relevant rules of the SEC or securities laws (including, but not limited to the US Exchange Act), a Shareholder may transfer all or any of his, her or its Shares.

39.         Restricted Shares shall be subject to lock-up unless and until released from lock-up in accordance with this Article 39. Restricted Shares shall be released from lock-up as follows:

(a)         five percent (5%) of the Restricted Shares shall be released from lock-up immediately upon the Registration;

(b)         an additional five percent (5%) of the Restricted Shares shall be released from lock-up on each month following the Registration; provided that, in each such month, the volume weighted-average trading price of the Class A Ordinary Shares on the Designated Stock Exchange is greater than ten dollars ($10.00) per Share for at least twenty (20) out of the applicable number of trading days of that month;

(c)         all remaining Restricted Shares shall be released from lock-up on the earlier to occur of:

(i)          the Directors, in their sole and absolute discretion, resolving to release such Restricted Shares from lock-up;

(ii)         the volume weighted-average trading price of the Class A Ordinary Shares on the Designated Stock Exchange exceeding twenty dollars ($20.00) for at least sixty (60) out of any ninety (90) day period; or

(iii)        the second anniversary of the consummation of the Business Combination.

Each release of Restricted Shares from lock-up pursuant to the foregoing clauses (a) through (c) shall:

(d)         apply to each holder of Restricted Shares for the time being on a pro rata basis (to be determined by reference to the number of Restricted Shares held by each such holder relative to the total number of Restricted Shares held by all such holders); and

(e)         occur automatically without the need for any further action by the Directors upon the occurrence of the relevant circumstances, and (if applicable) the satisfaction of the relevant conditions, specified above.

Additionally, and without limiting the foregoing provisions of this Article 39, the Directors shall have the power, at any time and from to time, to release from lock-up Restricted Shares held by one or more Shareholders in their sole and absolute discretion. As used in this Article 39, “lock-up” means that the Restricted Shares shall not be capable of, and shall be restricted from, being transferred unless and until such Restricted Shares are released from lock-up in accordance with this Article 39.

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40.         The instrument of transfer of any Share shall be in: (a) any usual or common form; (b) such form as is prescribed by the Designated Stock Exchange; or (c) any other form as the Directors may determine, and shall be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members in respect of the relevant Shares.

41.         Subject to the terms of issue thereof and the rules or regulations of the Designated Stock Exchange or any relevant rules of the SEC or securities laws (including, but not limited to, the US Exchange Act), the Directors may determine to decline to register any transfer of Shares without assigning any reason therefor.

42.         Subject to these Articles and the rules or regulations of the Designated Stock Exchange, the registration and transfer of Shares may be suspended at such times and for such periods as the Directors may from time to time determine.

43.         All instruments of transfer which are registered shall be retained by the Company, but any instrument of transfer which the Directors may decline to register shall (except in any case of fraud) be returned to the person depositing the same.

44.         In case of the death of a Shareholder, the survivors or survivor (where the deceased was a joint holder) and the executors or administrators of the deceased where the deceased was the sole or only surviving holder, shall be the only persons recognised by the Company as having title to the deceased’s interest in the Shares, but nothing in this Article shall release the estate of the deceased holder whether sole or joint from any liability in respect of any Share solely or jointly held by the deceased.

45.         Any guardian of an infant Shareholder and any curator or other legal representative of a Shareholder under legal disability and any person entitled to a share in consequence of the death or bankruptcy of a Shareholder shall, upon producing such evidence of title as the Directors may require, have the right either to be registered as the holder of the Share or to make such transfer thereof as the deceased or bankrupt Shareholder could have made, but the Directors shall in either case have the same right to refuse or suspend registration as they would have had in the case of a transfer of the Shares by the infant or by the deceased or bankrupt Shareholder before the death or bankruptcy or by the Shareholder under legal disability before such disability.

46.         A person so becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall have the right to receive and may give a discharge for all dividends and other money payable or other advantages due on or in respect of the Share, but such person shall not be entitled to receive notice of or to attend or vote at meetings of the Company, or save as aforesaid, to any of the rights or privileges of a Shareholder unless and until such person shall be registered as a Shareholder in respect of the Share provided always that the Directors may at any time give notice requiring any such person to elect either to be registered or to transfer the Share and if the notice is not complied with within ninety (90) days the Directors may thereafter withhold all dividends or other monies payable or other advantages due in respect of the Share until the requirements of the notice have been complied with.

LIEN

47.         The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Shareholder (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Shareholder or the Shareholder’s estate, either alone or jointly with any other person, whether a Shareholder or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

48.         The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen (14) clear days after notice has been given to the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

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49.         To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or the purchaser’s nominee shall be registered as the holder of the Shares comprised in any such transfer, and the purchaser shall not be bound to see to the application of the purchase money, nor shall the purchaser’s title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under these Articles.

50.         The net proceeds of such sale, after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any residue shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

CALL ON SHARES

51.         Subject to the terms of the allotment the Directors may from time to time make calls upon the Shareholders in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Shareholder shall (subject to receiving at least fourteen (14) days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon them notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

52.         A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

53.         The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

54.         If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine, but the Directors may waive payment of the interest wholly or in part.

55.         An amount payable in respect of a Share on allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call.

56.         The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

57.         The Directors may, if they think fit, receive an amount from any Shareholder willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by such Shareholder, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Shareholder paying such amount in advance.

58.         No such amount paid in advance of calls shall entitle the Shareholder paying such amount to any portion of a dividend declared in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

FORFEITURE OF SHARES

59.         If a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen (14) clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

60.         If the notice is not complied with any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all dividends or other monies declared payable in respect of the forfeited Share and not paid before the forfeiture.

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61.         A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

62.         A person any of whose Shares have been forfeited shall cease to be a Shareholder in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by such person to the Company in respect of those Shares together with interest, but such person’s liability shall cease if and when the Company shall have received payment in full of all monies due and payable by such person in respect of those Shares.

63.         A certificate in writing under the hand of one Director or officer of the Company that a Share has been forfeited on a specified date shall be conclusive evidence of the fact as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of any instrument of transfer) constitute a good title to the Share and the person to whom the Share is disposed of shall not be bound to see to the application of the purchase money, if any, nor shall such person’s title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

64.         The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

ALTERATION OF SHARE CAPITAL

65.         The Company may from time to time by Ordinary Resolution increase its share capital by such sum to be divided into Shares of such Classes and amounts as the resolution shall prescribe.

66.         All new Shares shall be subject to the provisions of these Articles with reference to transfer, transmission and otherwise.

67.         Subject to the Companies Act, the Company may by Special Resolution from time to time reduce its share capital in any way, and in particular, without prejudice to the generality of the foregoing power, may:

(a)         cancel any paid-up share capital which is lost, or which is not represented by available assets; or

(b)         pay off any paid-up share capital which is in excess of the requirements of the Company,

and may, if and so far as is necessary, alter the Memorandum by reducing the amounts of its share capital and of its Shares accordingly.

68.         The Company may from time to time by Ordinary Resolution alter (without reducing) its share capital by:

(a)         consolidating and dividing all or any of its share capital into Shares of larger amount than its existing Shares;

(b)         sub dividing its Shares, or any of them, into Shares of smaller amount than that fixed by the Memorandum so, however, that in the sub division the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in the case of the Share from which the reduced Share is derived; or

(c)         cancelling any Shares which, at the date of the passing of the Ordinary Resolution, have not been taken, or agreed to be taken by any person, and diminishing the amount of its authorised share capital by the amount of the Shares so cancelled.

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GENERAL MEETINGS

69.         For so long as any Shares are traded on a Designated Stock Exchange, the Company shall, in each year, hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it, unless such Designated Stock Exchange does not require the holding of an annual general meeting. Any annual general meeting shall be held at such time and place as the Directors shall appoint in accordance with the rules of the Designated Stock Exchange provided that Shareholders shall be given at least 30 days’ prior notice of the annual general meeting. At these meetings the report of the Directors (if any) shall be present.

70.         All general meetings other than annual general meetings shall be called extraordinary general meetings.

71.         The Directors may proceed to convene a general meeting whenever they think fit, including, without limitation, for the purposes of considering a liquidation of the Company, and they shall convene a general meeting on the requisition of the Shareholders holding at the date of the deposit of the requisition not less than one-third of the votes that may be cast by all of the issued share capital of the Company as at the date of the deposit carries the right of voting at general meetings.

72.         The requisition:

(a)         must be in writing and state the objects of the meeting;

(b)         must be signed by each requisitionist and deposited at the Registered Office; and

(c)         may consist of several documents in like form each signed by one or more requisitionists.

73.         If the Directors do not within twenty-one (21) days from the date of the deposit of the requisition duly proceed to convene a general meeting, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held no later than the day which falls three months after the expiration of the said twenty-one (21) days.

74.         A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are convened by the Directors. A general meeting may be convened in the Cayman Islands or at such other location, as the Directors think fit.

75.         Shareholders seeking to bring business before the annual general meeting or to nominate candidates for election as Directors at an annual general meeting must deliver notice to the principal executive offices of the Company:

(a)         where no annual general meeting of the Company was held in the preceding year or where the annual general meeting is held more than 30 days before or 70 days after the one-year anniversary of a preceding year’s annual general meeting, notice of a Shareholder proposal must be received no later than the close of business on the later of the 20th day prior to such annual general meeting and the 10th day following the day on which the public announcement of the date of such meeting is first made; and

(b)         for all other annual general meetings, not later than the close of business on the 20th day nor earlier than the close of business on the 30th day prior to the scheduled date of the annual general meeting.

76.         The only business that may be conducted at an annual general meeting is business that:

(a)         is specified in the notice of such meeting (including any supplement thereto);

(b)         is brought by or at the direction of the Directors and/or the chairperson of the meeting; or

(c)         is otherwise properly brought before such meeting in accordance with these Articles by a Shareholder who is a Shareholder of record at the time of giving of the notice and, at the time of the annual general meeting, is a Shareholder of record who is entitled to vote at such meeting and has complied with the notice procedures specified in these Articles.

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NOTICE OF GENERAL MEETINGS

77.         At least five (5) calendar days’ notice specifying the place, the day and the hour of any general meeting and in case of special business the general nature of such business (and, in the case of an annual general, meeting specifying the meeting as such), shall be given in the manner hereinafter mentioned to such persons as are under these Articles or the conditions of issue of the Shares held by them entitled to receive notices from the Company. If the Directors determine that prompt Shareholder action is advisable, they may shorten the notice period for any general meeting to such period as the Directors consider reasonable.

78.         A general meeting shall, notwithstanding that it is called by shorter notice than that specified in the preceding Article, be deemed to have been duly called with regard to the length of notice if it is so agreed:

(a)         in the case of a meeting called as the annual general meeting by all the Shareholders entitled to attend and vote thereat; and

(b)         in the case of any other meeting by a majority in number of the Shareholders having a right to attend and vote at the meeting, being a majority together holding not less than ninety-five (95) per cent, by par value, of the Shares giving that right.

79.         In every notice calling a general meeting, there shall appear with reasonable prominence a statement that a Shareholder entitled to attend and vote either (i) is entitled to appoint one or more proxies to attend such meeting and vote instead of such Shareholder and that a proxy need not also be a Shareholder or (ii) has appointed a proxy who, unless such appointment is revoked, will attend such meeting and vote on behalf of such Shareholder.

80.         The accidental omission to give notice to, or the non-receipt of notice by, any person entitled to receive notice shall not invalidate the proceedings at any general meeting.

PROCEEDINGS AT GENERAL MEETINGS

81.         All business that is transacted at an extraordinary general meeting shall be deemed special, and also all business that is transacted at an annual general meeting, with the exception of the consideration of the accounts and balance sheet and the reports of the Directors and Auditors, the election of Directors in the place of those retiring, the appointment of additional Directors and the fixing of the remuneration of the Directors, shall be deemed special.

82.         No business shall be transacted at any general meeting unless a quorum is present. Save as otherwise provided in these Articles a quorum shall be the presence, in person or by proxy, of one or more persons holding at least a majority in par value of the issued Shares which confer the right to attend and vote thereat.

83.         Save as otherwise provided for in these Articles, if within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened on the requisition of or by Shareholders, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place or to such other day and at such other time and place as the Directors may determine and if at such adjourned meeting a quorum is not present within fifteen (15) minutes from the time appointed for holding the meeting, the Shareholders present shall be a quorum.

84.         A person may, with the consent of the Directors, participate at a general meeting by means of telephone, video or similar communication equipment by way of which all persons participating in such meeting can hear each other and such participation shall be deemed to constitute presence in person at such meeting.

85.         The Chairperson (if any) or, if the Chairperson is not present within fifteen (15) minutes after the time appointed for holding the meeting or is unwilling to act as chairperson of the meeting, some other Director nominated by the Directors shall preside as chairperson at every general meeting, but if at any meeting neither the Chairperson nor such other Director be present within fifteen (15) minutes after the time appointed for holding the meeting, or if neither of them be willing to act as chairperson of the meeting, the Shareholders present shall choose some Shareholder present to be chairperson of the meeting.

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86.         The chairperson of the meeting may with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. The chairperson of the meeting may adjourn any meeting without the consent of such meeting if, in his sole opinion, he considers it necessary to do so to: secure the orderly conduct or proceedings of the meeting; or give all persons present in person or by proxy and having the right to speak and/or vote at such meeting, the ability to do so, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for ten (10) days or more, seven (7) days’ notice at the least specifying the place, the day and the hour of the adjourned meeting, shall be given as in the case of the original meeting but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

87.         The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason at any time prior to the time for holding such meeting or, if the meeting is adjourned, the time for holding such adjourned meeting. The Directors shall give the Shareholders notice in writing of any cancellation or postponement. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

88.         At any general meeting, a resolution put to the vote of the meeting shall be decided by a poll and not on a show of hands.

89.         A poll shall be taken in such manner as the chairperson of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting.

90.         All questions submitted to a meeting shall be decided by an Ordinary Resolution except where a greater majority is required by these Articles or by the Companies Act. In the case of an equality of votes, the chairperson of the meeting shall not be entitled to a second or casting vote and the resolution in question shall not be passed.

91.         A poll shall be taken forthwith or at such time as the chairperson of the meeting directs.

VOTES OF SHAREHOLDERS

92.         Subject to any rights or restrictions attached to any Shares, on a poll, every holder of Shares, present in person or by proxy and entitled to vote thereon, shall be entitled to one vote in respect of each Share held by them.

93.         In the case of joint holders of a Share, the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members in respect of the Shares.

94.         A Shareholder who has appointed special or general attorneys or a Shareholder who is subject to a disability may vote on a poll, by such Shareholder’s attorney, committee, receiver, curator bonis or other person in the nature of a committee, receiver, or curator bonis appointed by a court and such attorney, committee, receiver, curator bonis or other person may on a poll vote by proxy; provided that such evidence as the Directors may require of the authority of the person claiming to vote shall, unless otherwise waived by the Directors, have been deposited at the Registered Office not less than forty-eight (48) hours before the time for holding the meeting or adjourned meeting at which such person claims to vote.

95.         No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the chairperson of the meeting, whose decision shall be final and conclusive.

96.         On a poll votes may be given either personally or by proxy and a Shareholder entitled to more than one vote need not, if the Shareholder votes, use all their votes or cast all the votes the Shareholder uses in the same way.

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97.         The instrument appointing a proxy shall be in writing under the hand of the appointor or of the appointor’s attorney duly authorised in writing, or if the appointor is a corporation, either under its common seal or under the hand of an officer or attorney so authorised.

98.         Any person (whether a Shareholder or not) may be appointed to act as a proxy. A Shareholder may appoint more than one proxy to attend on the same occasion.

99.         The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be deposited at the Registered Office, or at such other place as is specified for that purpose in the notice of meeting or in the instrument of proxy issued by the Company, no later than the time appointed for holding the meeting or adjourned meeting; provided that the chairperson of the meeting may in the chairperson’s discretion accept an instrument of proxy sent by fax, email or other electronic means.

100.       An instrument of proxy shall:

(a)         be in any common form or in such other form as the Directors may approve;

(b)         be deemed to confer authority to vote on any amendment of a resolution put to the general meeting for which it is given as the proxy thinks fit; and

(c)         subject to its terms, be valid for any adjournment of the general meeting for which it is given.

101.       The Directors may at the expense of the Company send to the Shareholders instruments of proxy (with or without prepaid postage for their return) for use at any general meeting, either in blank or nominating in the alternative any one or more of the Directors or any other persons. If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the expense of the Company, such invitations shall be issued to all (and not to some only) of the Shareholders entitled to be sent a notice of the meeting and to vote thereat by proxy.

102.       A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the death or insanity of the principal or the revocation of the instrument of proxy, or of the authority under which the instrument of proxy was executed; provided that no intimation in writing of such death, insanity, revocation or transfer shall have been received by the Company at the Registered Office before commencement of the meeting or adjourned meeting at which the instrument of proxy is used.

103.       Anything which under these Articles a Shareholder may do by proxy that Shareholder may also do by a duly appointed attorney. The provisions of these Articles relating to proxies and instruments appointing proxies apply, mutatis mutandis, to any such attorney and the instrument appointing that attorney.

104.       Any Shareholder which is a corporation or partnership may, by a resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting or meetings of the Company. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation or partnership as the corporation or partnership could exercise if it were a Shareholder who was an individual and such corporation or partnership shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present.

CLEARING HOUSES

105.       If a clearing house (or its nominee(s)), being a corporation, is a Shareholder it may, by resolution of its directors or other governing body or by power of attorney, authorise such person or persons as it thinks fit to act as its representative or representatives at any general meeting or at any meeting of any class of Shareholders provided that, if more than one person is so authorised, the authorisation shall specify the number and Class of Shares in respect of which each such person is so authorised. A person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which that person represents as that clearing house (or its nominee) could exercise if it were an individual Shareholder holding the number and Class of Shares specified in such authorisation, notwithstanding any contrary provision contained in these Articles.

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WRITTEN RESOLUTIONS OF SHAREHOLDERS

106.       No resolution of the Shareholders shall be valid or effective unless passed at a duly convened general meeting of the Shareholders and, for the avoidance of doubt, the Shareholders shall not have the power to pass resolutions in writing in lieu of a meeting.

DIRECTORS

107.       There shall be a Board of Directors consisting of not less than three (3) persons, provided, however, that the Directors may from time to time increase or reduce the limits in the number of Directors.

108.       A Director need not be a Shareholder but shall be entitled to receive notice of and attend all general meetings.

109.       The Directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. Each class shall consist of as nearly equal numbers of Directors as possible and Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board of Directors. Upon adoption of these Articles, the existing Directors shall by resolution classify themselves as Class I, Class II or Class III Directors. The Class I Directors shall stand appointed for a term expiring at the Company’s first annual general meeting after the adoption of these Articles, the Class II Directors shall stand appointed for a term expiring at the Company’s second annual general meeting after the adoption of these Articles and the Class III Directors shall stand appointed for a term expiring at the Company’s third annual general meeting after the adoption of these Articles. Commencing at the Company’s first annual general meeting after the adoption of these Articles, and at each annual general meeting thereafter, Directors appointed to succeed those Directors whose terms expire (including Directors re-appointed at the expiry of such terms) shall be appointed by Ordinary Resolution for a term of office to expire at the third succeeding annual general meeting after their appointment. Except as the Companies Act or other applicable law may otherwise require, in the interim between annual general meetings or extraordinary general meetings called for the appointment of Directors and/or the removal of one or more Directors and the filling of any vacancy in that connection, additional Directors and any vacancies in the board of Directors, including unfilled vacancies resulting from the removal of Directors pursuant to these Articles, may be filled by the vote of a majority of the remaining Directors then in office (notwithstanding that such remaining Directors may be insufficient to form a quorum for a meeting of Directors in accordance with these Articles). Notwithstanding the foregoing provisions of this Article, each Director shall hold office until the expiration of his or her term, until his or her successor shall have been duly elected and qualified or until his or her earlier death, resignation or removal in accordance with these Articles. A Director appointed to fill a vacancy resulting from the death, resignation or removal of a Director shall serve for the remainder of the full term of the Director whose death, resignation or removal shall have created such vacancy.

110.       The Directors, by majority vote, may appoint any person to be a Director, either to fill a vacancy or as an additional Director; provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with these Articles as the maximum number of Directors. Any Director appointed in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of Directors in which the new directorship was created or the vacancy occurred and until such Director’s successor shall have been duly elected and qualified or until his or her earlier resignation, death or removal. When the number of Directors is increased or decreased, the Board of Directors shall, subject to Article 109, determine the class or classes to which the increased or decreased number of Directors shall be apportioned; provided, however, that no decrease in the number of Directors shall shorten the term of any incumbent Director.

111.       Each Director shall be entitled to such remuneration as approved by the Board of Directors and this may be in addition to such remuneration as may be payable under any other provision of these Articles. Such remuneration shall be deemed to accrue from day to day. The Directors and the Secretary may also be paid all travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or any committee of the Directors or general meetings or in connection with the business of the Company. The Directors may, in addition to such remuneration as aforesaid, grant special remuneration to any Director who, being called upon, shall perform any special or extra services to or at the request of the Company.

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112.       The office of a Director shall be vacated on the occurrence of any of the following events:

(a)          if the Director resigns their office by notice in writing signed by that Director and left at the Registered Office;

(b)         if the Director is absent from three consecutive meetings of the Board of Directors without special leave of absence from the Directors, and the Directors pass a resolution determining that the relevant Director has by reason of such absence vacated office;

(c)         if the Director becomes bankrupt or makes any arrangement or composition with such Director’s creditors generally;

(d)         if the Director dies or is found to be or becomes of unsound mind;

(e)         if the Director ceases to be a Director by virtue of, or becomes prohibited from being a Director by reason of, an order made under any provisions of any law or enactment;

(f)          if the Director is removed from office by notice addressed to such Director at their last known address and signed by a majority of the co-Directors (not being less than two in number); or

(g)         if the Director is removed from office by Ordinary Resolution.

TRANSACTIONS WITH DIRECTORS

113.       A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with their office of Director on such terms as to tenure of office and otherwise as the Directors may determine.

114.       No Director or intending Director shall be disqualified by their office from contracting with the Company either as vendor, purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established, but the nature of the Director’s interest must be declared by such Director at the meeting of the Directors at which the question of entering into the contract or arrangement is first taken into consideration, or if the Director was not at the date of that meeting interested in the proposed contract or arrangement, then at the next meeting of the Directors held after such Director becomes so interested, and in a case where the Director becomes interested in a contract or arrangement after it is made, then at the first meeting of the Directors held after such Director becomes so interested.

115.       In the absence of some other material interest than is indicated below, provided a Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company declares (whether by specific or general notice) the nature of their interest at a meeting of the Directors that Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that such Director may be interested therein and if such Director does so their vote shall be counted and such Director may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

116.       Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any company in which the Company is interested, such proposals may be divided and considered in relation to each Director separately and in such cases each of the Directors concerned shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning the Director’s own appointment.

117.       Any Director may act independently or through the Director’s firm in a professional capacity for the Company, and the Director or the firm shall be entitled to remuneration for professional services as if the Director were not a Director, provided that nothing herein contained shall authorise a Director or the Director’s firm to act as Auditor to the Company.

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118.       Any Director may continue to be or become a director, managing director, manager or other officer or shareholder of any company promoted by the Company or in which the Company may be interested, and no such Director shall be accountable for any remuneration or other benefits received by the Director as a director, managing director, manager or other officer or shareholder of any such other company. The Directors may exercise the voting power conferred by the shares in any other company held or owned by the Company or exercisable by them as directors of such other company, in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors, managing directors or other officers of such company, or voting or providing for the payment of remuneration to the directors, managing directors or other officers of such company).

119.       A general notice that a Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction between such firm or company and the Company (and after such general notice it shall not be necessary to give special notice relating to any particular transaction between such firm or company and the Company).

POWERS OF DIRECTORS

120.       The business of the Company shall be managed by the Directors, who may exercise all such powers of the Company as are not by the Companies Act or by these Articles required to be exercised by the Company in general meeting, subject nevertheless to any regulations of these Articles, to the Companies Act, and to such regulations being not inconsistent with the aforesaid regulations or provisions as may be prescribed by the Company in general meeting, but no regulations made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if such regulations had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.

121.       The Directors may from time to time and at any time by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys as the Directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in such attorney. The Directors may also appoint any person to be the agent of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and on such conditions as they determine, including authority for the agent to delegate all or any of their powers.

122.       The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to the Director’s widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

123.       The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

124.       The Directors shall have the authority to present a winding up petition on behalf of the Company without the sanction of a resolution passed by the Company in general meeting.

125.       All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments drawn by the Company, and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine.

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PROCEEDINGS OF DIRECTORS

126.       The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings, as they think fit. Questions and matters arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes on any matter, the Chairperson shall not have a second or casting vote. A Director may, and the Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

127.       A Director or Directors may participate in any meeting of the Directors, or of any committee appointed by the Board of Directors of which such Director or Directors are members, by means of telephone, video or similar communication equipment by way of which all persons participating in such meeting can hear each other and such participation shall be deemed to constitute presence in person at the meeting.

128.       The quorum necessary for the transaction of the business of the Directors shall be a majority in number of the Directors then in office.

129.       The continuing Directors or a sole continuing Director may act notwithstanding any vacancies in their number, but if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles the continuing Directors or Director may act for the purpose of filling up vacancies in their number, or of summoning general meetings, but not for any other purpose. If there be no Directors or Director able or willing to act, then any two Shareholders may summon a general meeting for the purpose of appointing Directors.

130.       The Directors may from time to time elect and remove a chairperson of the Board of Directors (the Chairperson) and, if they think fit, a deputy chairperson of the Board of Directors (the Deputy Chairperson) and determine the period for which they respectively are to hold office. The Chairperson or, failing them, the Deputy Chairperson shall preside at all meetings of the Directors, but if there be no Chairperson or Deputy Chairperson, or if at any meeting the Chairperson or Deputy Chairperson be not present within five (5) minutes after the time appointed for holding the same, the Directors present may choose one of their number to serve as the chairperson of the meeting.

131.       A meeting of the Directors for the time being at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the Directors.

132.       Without prejudice to the powers conferred by these Articles, the Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit. Any committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may be imposed on them by the Directors. The Directors may, by power of attorney or otherwise, appoint any person to be an agent of the Company on such condition as the Directors may determine, provided that the delegation is not to the exclusion of their own powers.

133.       The meetings and proceedings of any such committee consisting of two or more Directors shall be governed by the provisions of these Articles regulating the meetings and proceedings of the Directors so far as the same are applicable and are not superseded by any regulations made by the Directors under the preceding Article.

134.       The Directors may appoint such officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of the officer’s appointment an officer may be removed by resolution of the Directors or Shareholders.

135.       All acts done by any meeting of Directors, or of a committee of Directors or by any person acting as a Director, shall, notwithstanding it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed, and was qualified and had continued to be a Director and had been entitled to vote.

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136.       The Directors shall cause minutes to be made of:

(a)         all appointments of officers made by the Directors;

(b)         the names of the Directors present at each meeting of the Directors and of any committee of Directors; and

(c)         all resolutions and proceedings of all meetings of the Company and of the Directors and of any committee of Directors.

Any such minutes, if purporting to be signed by the chairperson of the meeting at which the proceedings took place, or by the chairperson of the next succeeding meeting, shall, until the contrary be proved, be conclusive evidence of the proceedings.

WRITTEN RESOLUTIONS OF DIRECTORS

137.       A resolution in writing signed by all of the Directors for the time being entitled to attend and vote at a meeting of the Directors shall be as valid and effective as a resolution passed at a meeting of the Directors duly convened and held and may consist of several documents in the like form each signed by one or more of the Directors.

PRESUMPTION OF ASSENT

138.       A Director who is present at a meeting of the Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless the Director’s dissent shall be entered in the minutes of the meeting or unless the Director shall file their written dissent from such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

BORROWING POWERS

139.       The Directors may exercise all the powers of the Company to borrow money and hypothecate, mortgage, charge or pledge its undertaking, property, and assets or any part thereof, and to issue debentures, debenture stock or other securities, whether outright or as collateral security for any debt liability or obligation of the Company or of any third party.

SECRETARY

140.       The Directors may appoint any person to be a Secretary who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution. Anything required or authorised to be done by or to the Secretary may, if the office is vacant or there is for any other reason no Secretary capable of acting, be done by or to any assistant or deputy Secretary or if there is no assistant or deputy Secretary capable of acting, by or to any officer of the Company authorised generally or specially in that behalf by the Directors, provided that any provisions of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in the place of, the Secretary.

141.       No person shall be appointed or hold office as Secretary who is:

(a)         the sole Director; or

(b)         a corporation the sole director of which is the sole Director; or

(c)         the sole director of a corporation which is the sole Director.

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THE SEAL

142.       The Directors shall provide for the safe custody of the Seal and the Seal shall never be used except by the authority of a resolution of the Directors or of a committee of the Directors authorised by the Directors in that behalf. The Directors may keep for use outside the Cayman Islands a duplicate Seal. The Directors may from time to time as they see fit (subject to the provisions of these Articles relating to share certificates) determine the persons and the number of such persons in whose presence the Seal or the facsimile thereof shall be used, and until otherwise so determined the Seal or the duplicate thereof shall be affixed in the presence of any one Director or the Secretary, or of some other person duly authorised by the Directors.

DIVIDENDS, DISTRIBUTIONS AND RESERVES

143.       Subject to the Companies Act, these Articles, and the special rights attaching to Shares of any Class, the Directors may, in their absolute discretion, declare dividends and distributions on Shares in issue and authorise payment of the dividends or distributions out of the funds of the Company lawfully available therefor. No dividend or distribution shall be paid except out of the realised or unrealised profits of the Company, or out of the Share Premium Account, or as otherwise permitted by the Companies Act.

144.       Except as otherwise provided by the rights attached to Shares, or as otherwise determined by the Directors, all dividends and distributions in respect of Shares shall be declared and paid according to the par value of the Shares that a Shareholder holds. If any Share is issued on terms providing that it shall rank for dividend or distribution as from a particular date, that Share shall rank for dividend or distribution accordingly.

145.       The Directors may deduct and withhold from any dividend or distribution otherwise payable to any Shareholder all sums of money (if any) then payable by the Shareholder to the Company on account of calls or otherwise or any monies which the Company is obliged by law to pay to any taxing or other authority.

146.       The Directors may declare that any dividend or distribution be paid wholly or partly by the distribution of specific assets and in particular of shares, debentures or securities of any other company or in any one or more of such ways and, where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Shareholder upon the basis of the value so fixed in order to adjust the rights of all Shareholders and may vest any such specific assets in trustees as may seem expedient to the Directors.

147.       Any dividend, distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall (unless the Directors in their sole discretion otherwise determine) be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any dividends, bonuses, or other monies payable in respect of the Share held by them as joint holders.

148.       Any dividend or distribution which cannot be paid to a Shareholder and/or which remains unclaimed after six (6) months from the date of declaration of such dividend or distribution may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the dividend or distribution shall remain as a debt due to the Shareholder. Any dividend or distribution which remains unclaimed after a period of six years from the date of declaration of such dividend or distribution shall be forfeited and shall revert to the Company.

149.       No dividend or distribution shall bear interest against the Company.

SHARE PREMIUM ACCOUNT

150.       The Directors shall establish an account on the books and records of the Company to be called the Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

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ACCOUNTS

151.       The Directors shall cause proper books of account to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

152.       The books of account shall be kept at the Registered Office or at such other place as the Directors think fit, and shall always be open to inspection by the Directors.

153.       The Board of Directors shall from time to time determine whether and to what extent and at what time and places and under what conditions or articles the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right of inspection of any account or book or document of the Company except as conferred by law or authorised by the Board of Directors or by resolution of the Shareholders.

AUDIT

154.       The accounts relating to the Company’s affairs shall be audited in such manner as may be determined from time to time by resolution of the Shareholders or failing any such determination, by the Board of Directors, or failing any determination as aforesaid, shall not be audited.

155.       Without prejudice to the freedom of the Directors to establish any other committee, if any of the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, and if required by the Designated Stock Exchange, the Directors shall establish and maintain an audit committee (the Audit Committee) as a committee of the Board of Directors and shall adopt a formal written audit committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the SEC and the Designated Stock Exchange. The Audit Committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.

156.       If any of the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee for the review and approval of potential conflicts of interest.

157.       The remuneration of the Auditor shall be fixed by the Audit Committee, if one exists, and otherwise by the Board of Directors.

NOTICES

158.       Except as otherwise provided in these Articles and subject to the Designated Stock Exchange Rules, at the discretion of the Board, any notice or document may be served by the Company to any Shareholder either personally, or by posting it by airmail or by courier service in a prepaid letter addressed to such Shareholder at his or her address as appearing in the Register of Members, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile to any facsimile number such Shareholder may have specified in writing for the purpose of such service of notices, or by placing it on the Company’s Website should the Board deem it appropriate.

159.       Any notice or document, if served by:

(a)         post, shall be deemed to have been served five (5) days after the time when the letter containing the same is posted;

(b)         facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)         courier service, shall be deemed to have been served three (3) days after the time when the letter containing the same is delivered to the courier service;

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(d)         electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail; or

(e)         placing it on the Company’s Website, shall be deemed to have been served immediately upon the time when the same is placed on the Company’s Website.

160.       In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

161.       In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register of Members in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

162.       Any Shareholder present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

163.       Any summons, notice, order or other document required to be sent to or served upon the Company, or upon any officer of the Company may be sent or served by leaving the same or sending it through the post in a prepaid letter envelope or wrapper, addressed to the Company or to such officer at the Registered Office.

164.       Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in pursuance of these Articles shall notwithstanding that such Shareholder be then dead, insane, bankrupt or dissolved, and whether or not the Company has notice of such death, insanity, bankruptcy or dissolution, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless the Shareholder’s name shall at the time of the service of the notice or document, have been removed from the Register of Members as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under such Shareholder) in the Share.

WINDING UP AND FINAL DISTRIBUTION OF ASSETS

165.       If the Company shall be wound up the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit.

166.       If the Company shall be wound up, and the assets available for distribution amongst the Shareholders shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Shareholders in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Shareholders in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

167.       If the Company shall be wound up (whether the liquidation is voluntary, under supervision or by the Court) the liquidator may, with the authority of a Special Resolution, divide among the Shareholders in specie the whole or any part of the assets of the Company, and whether or not the assets shall consist of property of a single kind, and may for such purposes set such value as the liquidator deems fair upon any one or more class or classes of property, and may determine how such division shall be carried out as between the Shareholders. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of Shareholders as the liquidator, with the like authority, shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no Shareholder shall be compelled to accept any Shares in respect of which there is liability.

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INDEMNITY

168.       Every Director or officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by that Director or officer as a result of any act or failure to act in carrying out their functions other than such liability (if any) that the Director or officer may incur by their own actual fraud, wilful default or wilful neglect. No such Director or officer shall be liable to the Company for any loss or damage in carrying out their functions unless that liability arises through the actual fraud, wilful default or wilful neglect of such Director or officer. References in this Article to actual fraud, wilful default or wilful neglect mean a finding to such effect by a competent court in relation to the conduct of the relevant party.

169.       The Directors shall have the power to purchase and maintain insurance for the benefit of any person who is or was a Director or officer of the Company indemnifying them against any liability which may lawfully be insured against by the Company.

DISCLOSURE

170.       Any Director, officer or authorised agent of the Company shall, if lawfully required to do so under the laws of any jurisdiction to which the Company is subject or in compliance with the rules of any stock exchange upon which the Company’s shares are listed or in accordance with any contract entered into by the Company, be entitled to release or disclose any information in their possession regarding the affairs of the Company including, without limitation, any information contained in the Register of Members.

CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

171.       For the purpose of determining Shareholders entitled to notice of, or to vote at any meeting of Shareholders or any adjournment thereof, or Shareholders entitled to receive payment of any dividend or other distribution, or in order to make a determination of Shareholders for any other purpose, the Directors may, by any means in accordance with the requirements of any Designated Stock Exchange, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed thirty days.

172.       In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Shareholders entitled to notice of, or to vote at any meeting of the Shareholders or any adjournment thereof, or for the purpose of determining the Shareholders entitled to receive payment of any dividend or other distribution, or in order to make a determination of Shareholders for any other purpose.

173.       If no record date is fixed for the determination of Shareholders entitled to notice of or to vote at a meeting of Shareholders or Shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of Shareholders entitled to vote at any meeting has been made in the manner provided in the preceding Article, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION

174.       The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. The Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

FINANCIAL YEAR

175.       The Directors shall determine the financial year of the Company and may change the same from time to time. Unless they determine otherwise, the financial year shall end on 31 December in each year.

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AMENDMENTS TO MEMORANDUM AND ARTICLES OF ASSOCIATION

176.       The Company may from time to time alter or add to these Articles or alter or add to the Memorandum with respect to any objects, powers or other matters specified therein by passing a Special Resolution.

CAYMAN ISLANDS DATA PROTECTION

177.       The Company is a “data controller” for the purposes of the Data Protection Act (as amended) (the DPA). By virtue of subscribing for and holding Shares in the Company, Shareholders provide the Company with certain information (Personal Data) that constitutes “personal data” under the DPA. Personal Data includes, without limitation, the following information relating to a Shareholder and/or any natural person(s) connected with a Shareholder (such as a Shareholder’s individual directors, members and/or beneficial owner(s)): name, residential address, email address, corporate contact information, other contact information, date of birth, place of birth, passport or other national identifier details, national insurance or social security number, tax identification, bank account details and information regarding assets, income, employment and source of funds.

178.       The Company processes such Personal Data for the purposes of:

(a)         performing contractual rights and obligations (including under the Memorandum and these Articles);

(b)         complying with legal or regulatory obligations (including those relating to anti-money laundering and counter-terrorist financing, preventing and detecting fraud, sanctions, automatic exchange of tax information, requests from governmental, regulatory, tax and law enforcement authorities, beneficial ownership and the maintenance of statutory registers); and

(c)         the legitimate interests pursued by the Company or third parties to whom Personal Data may be transferred, including to manage and administer the Company, to send updates, information and notices to Shareholders or otherwise correspond with Shareholders regarding the Company, to seek professional advice (including legal advice), to meet accounting, tax reporting and audit obligations, to manage risk and operations and to maintain internal records.

179.       The Company transfers Personal Data to certain third parties who process the Personal Data on the Company’s behalf, including third party service providers that it appoints or engages to assist with its management, operation, administration and legal, governance and regulatory compliance. In certain circumstances, the Company may be required by law or regulation to transfer Personal Data and other information with respect to one or more Shareholders to a governmental, regulatory, tax or law enforcement authority. That authority may, in turn, exchange this information with another governmental, regulatory, tax or law enforcement authority established in or outside the Cayman Islands.

NON-RECOGNITION OF TRUSTS

180.       No person shall be recognised by the Company as holding any share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any of its shares (or fraction thereof) or any other rights in respect thereof except an absolute right to the entirety thereof in each Member registered in the Register of Members.

AUTOMATIC EXCHANGE OF INFORMATION

181.       Notwithstanding any provision of these Articles to the contrary, each Member agrees to provide any information or certifications (including information about such Member’s direct and indirect owners) that may reasonably be requested in writing by the Directors (or any such person to whom the Directors have delegated responsibility for compliance with applicable AEOI Laws) to allow the Company to:

(a)         satisfy any due diligence, information reporting or other obligations under any applicable AEOI Laws; and

(b)         satisfy any requirements necessary to avoid withholding taxes under FATCA (or any other law) with respect to any payments to be received or made by the Company.

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182.       Each Member also acknowledges and agrees that the Company (or any such person to whom the Directors have delegated responsibility for compliance with applicable AEOI Laws) shall be entitled to release and/or disclose on behalf of the Company to the Cayman Islands Tax Information Authority or equivalent authority (the “TIA”) and any other foreign government body as required by any applicable AEOI Laws, any information in its or its agents’ or delegates’ possession regarding a Member including, without limitation, financial information concerning the Member’s investment in the Company, and any information relating to any shareholders, principals, partners, beneficial owners (direct or indirect) or controlling persons (direct or indirect) of such Member. The Company (acting by the Directors or any such person to whom the Directors have delegated responsibility for compliance with applicable AEOI Laws) may also authorise any third party agent to release and/or disclose such information on behalf of the Company.

183.       In order to comply with any applicable AEOI Laws and, if necessary, to reduce or eliminate any risk that the Company or any of its Members are subject to withholding taxes pursuant to FATCA (or any other law) or incur any costs or liabilities associated with any applicable AEOI Laws, the Directors may cause the Company to undertake any of the following actions:

(a)         compulsorily redeem or repurchase any or all of the shares held by a Member either (i) where the Member fails to provide (in a timely manner) to the Company, or any agent or delegate of the Company, any information requested by the Company or such agent or delegate pursuant to these Articles or any applicable AEOI Laws; or (ii) where there has otherwise been non-compliance by the Company with any applicable AEOI Laws whether caused, directly or indirectly, by the action or inaction of such Member, or any related person, or otherwise;

(b)         deduct from, or hold back, redemption or any other distributions owed to the Member, in order to:

(i)          comply with any requirement to apply and collect withholding tax pursuant to FATCA (or any other law);

(ii)         allocate to a Member an amount equal to any withholding tax imposed on the Company as a result of the Member’s, or any related person’s, action or inaction (direct or indirect), or where there has otherwise been non-compliance by the Company with any applicable AEOI Laws; or

(iii)        ensure that costs, debts, expenses, obligations or liabilities (whether external, or internal, to the Company) relating to any applicable AEOI Laws are recovered from the Member(s) whose action or inaction (directly or indirectly, including the action or inaction of any person related to such Member) gave rise or contributed to such costs or liabilities; and/or

(c)         take any other action the Directors deem in good faith to be reasonable to mitigate any adverse effect on the Company or any other Member of the failure by any Member (the “Defaulting Member”) to provide (in a timely manner) to the Company, or any agent or delegate of the Company, any information requested by the Company or such agent or delegate pursuant to these Articles or any applicable AEOI Laws including, without limitation to convert the Defaulting Member’s shares to a different class of shares and adjust the rights attaching to that Defaulting Member’s shares so as to effectively pass the economic burden of any withholding or other cost or liability incurred by the Company as a result of the Defaulting Member’s default to the Defaulting Member.

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Appendix 2

BLUE GOLD LIMITED
2025 EQUITY INCENTIVE PLAN

1.           Purpose. The purpose of the Blue Gold Limited 2025 Equity Incentive Plan (the “Plan”) is to provide a means through which the Company and its Affiliates may attract and retain key personnel and to provide a means whereby directors, officers, employees, consultants and advisors (and prospective directors, officers, employees, consultants and advisors) of the Company and its Affiliates can acquire and maintain an equity interest in the Company, or be paid incentive compensation, which may (but need not) be measured by reference to the value of Common Shares, thereby strengthening their commitment to the welfare of the Company and its Affiliates and aligning their interests with those of the Company’s shareholders.

2.           Definitions. The following definitions shall be applicable throughout the Plan:

(a)          “Affiliate” means, at the time of determination, (i) any person or entity that directly or indirectly controls, is controlled by or is under common control with the Company and/or (ii) to the extent provided by the Committee, any person or entity in which the Company has a significant interest. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as applied to any person or entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person or entity, whether through the ownership of voting or other securities, by contract or otherwise. The Committee will have the authority to determine the time or times at which “Affiliate” is determined within the forgoing definition.

(b)          “Applicable Law” means the applicable provisions of the Code, the Securities Act, the Exchange Act, the laws of the Cayman Islands, or any other U.S. federal, state or foreign corporate, securities or tax or other laws, rules, requirements or regulations, the rules of any securities exchange or automated quotation system on which the Company’s securities may be listed, quoted or traded or any other Applicable Law.

(c)          “Award” means, individually or collectively, any Incentive Stock Option, Non-Qualified Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Stock Bonus Award, and Performance Compensation Award granted under the Plan.

(d)          “Board” means the board of directors of the Company.

(e)          “Business Combination” has the meaning given such term in the definition of “Change in Control.”

(f)          “Cause” shall have the meaning set forth in the applicable Participant’s employment or similar agreement with the Company or its Affiliates and in the absence of such agreement or definition, shall mean, (i) the Company or an Affiliate having “cause” to terminate a Participant’s employment or service, as defined in any employment or consulting or similar agreement between the Participant and the Company or an Affiliate in effect at the time of such termination or (ii) in the absence of any such employment or consulting or similar agreement (or the absence of any definition of “Cause” contained therein), (A) gross misconduct by the Participant which results in loss, damage or injury to the Company or any of its Affiliates, its goodwill, business or reputation; (B) the commission or attempted commission of an act of embezzlement, fraud or breach of fiduciary duty which results in loss, damage or injury to the Company or any of its Affiliates, its goodwill, business or reputation; (C) the unauthorized disclosure or misappropriation of any trade secret or confidential information of the Company, any of its Affiliate or any third party who has a business relationship with the Company; (D) the Participant’s conviction of or plea of nolo contendere to, a felony under any state or federal law; (E) the violation (or potential violation) by the Participant, in any material respect, of a non-competition, non-solicitation, non-disclosure or assignment of inventions covenant between the Participant and the Company or any of its Affiliates; (F) the Participant’s failure to perform the Participant’s assigned duties and responsibilities to the reasonable satisfaction of the Company which failure continues, in the reasonable judgment of the Company, after written notice given to the Participant by the Company; or (G) the use of controlled substances, illicit drugs, alcohol or other substances or behavior which interferes with the Participant’s ability to perform his or her services for the Company or any of its Affiliates or which otherwise results in loss, damage or injury to the Company, its goodwill, business or reputation. Any determination of whether Cause exists shall be made by the Committee in its sole discretion.

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(g)          “Change in Control” shall, in the case of a particular Award, unless the applicable Award agreement states otherwise or contains a different definition of “Change in Control,” be deemed to occur upon:

(i)           Any sale (in one or a series of related transactions) of all or substantially all of the assets of the Company;

(ii)         Any “Person” as such term is used in Section 13(d) and Section 14(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) becomes, directly or indirectly, the “beneficial owner” as defined in Rule 13d-3 under the Exchange Act of securities of the Company that represent fifty percent (50%) or more of the combined voting power of the Company’s then outstanding voting securities (the “Outstanding Company Voting Securities”); provided, however, that for purposes of this Section 2(f)(ii), the following acquisitions shall not constitute a Change in Control: (I) any acquisition directly from the Company principally for bona fide equity financing purposes, (II) any acquisition by the Company, (III) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Affiliate, (IV) any acquisition by any corporation pursuant to a transaction that complies with Sections 2(f)(iv)(A) and 2(f)(iv)(B), (V) any acquisition involving beneficial ownership of less than fifty percent (50%) of the then-outstanding Common Shares (the “Outstanding Company Common Shares”) or the Outstanding Company Voting Securities that is determined by the Board, based on review of public disclosure by the acquiring Person with respect to its passive investment intent, not to have a purpose or effect of changing or influencing the control of the Company; provided, however, that for purposes of this clause (V), any such acquisition in connection with (x) an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents or (y) any “Business Combination” (as defined below) shall be presumed to be for the purpose or with the effect of changing or influencing the control of the Company;

(iii)        During any period of not more than two (2) consecutive years, individuals who constitute the Board as of the beginning of the period (the “Incumbent Directors”) cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to the beginning of such period, whose election or nomination for election was approved by a vote of at least two-thirds (2/3) of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without written objection to such nomination) will be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board will be deemed to be an Incumbent Director;

(iv)         Consummation of a merger, amalgamation or consolidation (a “Business Combination”) of the Company with any other corporation, unless, following such Business Combination, (A) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding Company Common Shares and the Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than fifty percent (50%) of the then-outstanding shares or shares of common stock (or, for a non-corporate entity, equivalent securities) and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors (or, for a non-corporate entity, equivalent governing body), as the case may be, of the entity resulting from such Business Combination (including, without limitation, an entity that, as a result of such transaction, owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Company Common Shares and the Outstanding Company Voting Securities, as the case may be, and (B) at least a majority of the members of the board of directors (or, for a non-corporate entity, equivalent governing body) of the entity resulting from such Business Combination were Incumbent Directors at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination;

(v)          Shareholder approval of a plan of complete liquidation of the Company.

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(h)         “Code” means the U.S. Internal Revenue Code of 1986, as amended, and any successor thereto. Reference in the Plan to any section of the Code shall be deemed to include any regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, regulations or guidance.

(i)          “Committee” means a committee of at least two (2) people as the Board may appoint to administer the Plan or, if no such committee has been appointed by the Board, the Board.

(j)          “Common Shares” means the class A ordinary shares of the Company, par value US$0.002 per share.

(k)         “Company” means Blue Gold Limited, an exempted company incorporated under the laws of the Cayman Islands.

(l)          “Date of Grant” means the date on which the granting of an Award is authorized, or such other date as may be specified in such authorization.

(m)        “Effective Date” means the date on which the Plan is approved by the shareholders of the Company.

(n)         “Eligible Director” means a person who is a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act.

(o)         “Eligible Person” with respect to an Award denominated in Common Shares, means any (i) individual employed by the Company or an Affiliate; (ii) director of the Company or an Affiliate; and (iii) consultant or advisor to the Company or an Affiliate; provided that if the Securities Act applies such persons must be eligible to be offered securities registrable on Form S-8 under the Securities Act; .

(p)         “Entity” means a company, corporation, partnership, limited partnership, limited liability company, or other entity.

(q)         “Exchange Act” has the meaning given such term in the definition of “Change in Control,” and any reference in the Plan to any section of (or rule promulgated under) the Exchange Act shall be deemed to include any rules, regulations or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations or guidance.

(r)          “Exercise Price” has the meaning given such term in Section 7(b) of this Plan.

(s)          “Fair Market Value” means, as of any date, the value of Common Shares determined as follows:

(i)          If the Common Shares are listed on any established stock exchange or a national market system will be the closing sales price for such shares (or the closing bid, if no sales were reported) as quoted on such exchange or system on the last previous trading day prior to the day of determination, as reported in The Wall Street Journal or such other source as the Committee deems reliable;

(ii)         If the Common Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Common Share will be the mean between the high bid and low asked prices for the Common Shares on the last previous trading day prior to the day of determination, as reported in The Wall Street Journal or such other source as the Committee deems reliable; or

(iii)        In the absence of an established market for the Common Shares, the Fair Market Value will be determined in good faith by the Committee.

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(t)          “Good Reason” shall have the meaning set forth in the applicable Participant’s employment or similar agreement with the Company or its Affiliates and in the absence of such agreement or definition, shall mean that one or more of the following has occurred without the Participant’s written consent:

(i)          a material negative change in the nature or scope of the Participant’s responsibilities, duties or authority;

(ii)         a material reduction in the Participant’s base compensation, excluding any reduction up to ten percent (10%) that is applied to all similarly situated service providers of the Company; or

(iii)        the Participant’s required re-location to a worksite location which is more than fifty (50) miles from the Participant’s then current principal worksite without the Participant’s prior written consent (such consent not to be unreasonably withheld).

provided that, in any such case, the Participant provides written notice to the Company that the event giving rise to such claim of Good Reason has occurred within thirty (30) days after the occurrence of such event, and such Good Reason remains uncured thirty (30) days after the Participant has provided such written notice; provided further that any resignation of the Participant’s employment or service for “Good Reason” occurs no later than thirty (30) days following the expiration of such cure period.

(u)         “Immediate Family Members” shall have the meaning set forth in Section 14(b).

(v)         “Incentive Stock Option” means an Option that is designated by the Committee as an incentive stock option as described in Section 422 of the Code and otherwise meets the requirements set forth in the Plan.

(w)        “Indemnifiable Person” shall have the meaning set forth in Section 4(e) of the Plan.

(x)         “Mature Shares” means Common Shares owned by a Participant that are not subject to any pledge or security interest and that have been either previously acquired by the Participant on the open market or meet such other requirements, if any, as the Committee may determine are necessary in order to avoid an accounting earnings charge on account of the use of such shares to pay the Exercise Price or satisfy a tax or deduction obligation of the Participant.

(y)         “Non-Qualified Stock Option” means an Option that is not designated by the Committee as an Incentive Stock Option.

(z)         “Option” means an Award granted under Section 7 of the Plan.

(aa)        “Option Period” has the meaning given such term in Section 7(c) of the Plan.

(bb)       “Outstanding Company Common Shares” has the meaning given such term in the definition of “Change in Control.”

(cc)        “Outstanding Company Voting Securities” has the meaning given such term in the definition of “Change in Control.”

(dd)       “Participant” means an Eligible Person who has been selected by the Committee to participate in the Plan and to receive an Award pursuant to Section 6 of the Plan.

(ee)        “Performance Compensation Award” shall mean any Award designated by the Committee as a Performance Compensation Award pursuant to Section 11 of the Plan.

(ff)         “Performance Criteria” shall mean the criterion or criteria that the Committee shall select for purposes of establishing the Performance Goal(s) for a Performance Period with respect to any Performance Compensation Award under the Plan.

(gg)       “Performance Formula” shall mean, for a Performance Period, the one or more formulae applied against the relevant Performance Goal to determine, with regard to the Performance Compensation Award of a particular Participant, whether all, some portion but less than all, or none of the Performance Compensation Award has been earned for the Performance Period.

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(hh)       “Performance Goals” shall mean, for a Performance Period, the one or more goals established by the Committee for the Performance Period based upon the Performance Criteria.

(ii)         “Performance Period” shall mean the one or more periods of time, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to, and the payment of, a Performance Compensation Award.

(jj)         “Permitted Transferee” shall have the meaning set forth in Section 14(b) of the Plan.

(kk)       “Person” has the meaning given such term in the definition of “Change in Control.”

(ll)         “Plan” means this Blue Gold Limited 2025 Equity Incentive Plan, as amended from time to time.

(mm)     “Qualifying Termination” means, except as otherwise provided by the Committee as set forth in the Award, the occurrence of either a termination of a Participant’s employment by the Company without Cause or for Good Reason, in either case, occurring on or within the twelve (12) month period (or such other period specified in the applicable Award Agreement) following the consummation of a Change in Control.

(nn)       “Restricted Period” means the period of time determined by the Committee during which an Award is subject to restrictions or, as applicable, the period of time within which performance is measured for purposes of determining whether an Award has been earned.

(oo)       “Restricted Stock Unit” means an unfunded and unsecured promise to deliver Common Shares, cash, other securities or other property, subject to certain performance or time-based restrictions (including, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of the Plan.

(pp)       “Restricted Stock” means Common Shares, subject to certain specified performance or time-based restrictions (including, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of the Plan.

(qq)       “Retirement” means, in the case of a particular Award, the definition set forth in the applicable Award Agreement.

(rr)        “SAR Period” has the meaning given such term in Section 8(b) of the Plan.

(ss)        “Securities Act” means the U.S. Securities Act of 1933, as amended, and any successor thereto. Reference in the Plan to any section of the Securities Act shall be deemed to include any rules, regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, rules, regulations or guidance.

(tt)         “Stock Appreciation Right” or “SAR” means an Award granted under Section 8 of the Plan.

(uu)       “Stock Bonus Award” means an Award granted under Section 10 of the Plan.

(x)         “Strike Price” means, except as otherwise provided by the Committee in the case of Substitute Awards, (i) in the case of a SAR granted in tandem with an Option, the Exercise Price of the related Option, or (ii) in the case of a SAR granted independent of an Option, the Fair Market Value on the Date of Grant.

(ww)     “Subsidiary” means, with respect to any specified Person:

(i)           any corporation, association or other business entity of which more than fifty percent (50%) of the total voting power of shares (without regard to the occurrence of any contingency and after giving effect to any voting agreement or shareholders’ agreement that effectively transfers voting power) is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

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(ii)         any partnership (or any comparable foreign entity (a) the sole general partner (or functional equivalent thereof) or the managing general partner of which is such Person or Subsidiary of such Person or (b) the only general partners (or functional equivalents thereof) of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

(xx)       “Subsidiary Corporation” means a “subsidiary corporation,” whether now or hereafter existing, as defined in Section 424(f) of the Code.

(yy)        “Substitute Award” has the meaning given such term in Section 5(e).

3.           Effective Date; Duration. The Plan shall be effective as of the Effective Date. The expiration date of the Plan, on and after which date no Awards may be granted hereunder, shall be the tenth anniversary of the Effective Date; provided, however, that such expiration shall not affect Awards then outstanding, and the terms and conditions of the Plan shall continue to apply to such Awards.

4.           Administration.

(a)         The Committee shall administer the Plan. To the extent required to comply with the applicable provisions of Rule 16b-3 promulgated under the Exchange Act (if the Board is not acting as the Committee under the Plan), it is intended that each member of the Committee shall, at the time he or she takes any action with respect to an Award under the Plan, be an Eligible Director. However, the fact that a Committee member shall fail to qualify as an Eligible Director shall not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan.

(b)         Subject to the provisions of the Plan and Applicable Law, the Committee shall have the sole and plenary authority, in addition to other express powers and authorizations conferred on the Committee by the Plan or by the Board, to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to a Participant; (iii) determine the number of Common Shares to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, Awards; (iv) determine the form of Award agreement and the terms and conditions of any Award; (v) determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Common Shares, other securities, other Awards or other property, or canceled, forfeited, or suspended and the method or methods by which Awards may be settled, exercised, canceled, forfeited, or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, Common Shares, other securities, other Awards or other property and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the Participant or of the Committee; (vii) interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the Plan and any instrument or agreement relating to, or Award granted under, the Plan; (viii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee shall deem appropriate for the proper administration of the Plan; (ix) accelerate the vesting or exercisability of, payment for or lapse of restrictions on, Awards, including, but not limited to, upon a Qualifying Termination; and (x) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

(c)         The Committee may delegate to one (1) or more officers of the Company or any Affiliate the authority to act on behalf of the Committee with respect to any matter, right, obligation, or election that is the responsibility of or that is allocated to the Committee herein, and that may be so delegated as a matter of law, except for grants of Awards to persons subject to Section 16 of the Exchange Act.

(d)         Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan or any Award or any documents evidencing Awards granted pursuant to the Plan shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon all persons or entities, including, without limitation, the Company, any Affiliate, any Participant, any holder or beneficiary of any Award, and any shareholder of the Company.

(e)         No member of the Board, the Committee, delegate of the Committee or any employee or agent of the Company (each such person, an “Indemnifiable Person”) shall be liable for any action taken or omitted to be taken or any determination made in good faith with respect to the Plan or any Award hereunder. Each Indemnifiable Person shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense (including attorneys’ fees) that may be imposed upon or incurred by such Indemnifiable Person in connection with or resulting from any action, suit or proceeding to which such Indemnifiable Person may be a party or in which such

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Indemnifiable Person may be involved by reason of any action taken or omitted to be taken under the Plan or any Award agreement and against and from any and all amounts paid by such Indemnifiable Person with the Company’s approval, in settlement thereof, or paid by such Indemnifiable Person in satisfaction of any judgment in any such action, suit or proceeding against such Indemnifiable Person, provided that the Company shall have the right, at its own expense, to assume and defend any such action, suit or proceeding and once the Company gives notice of its intent to assume the defense, the Company shall have sole control over such defense with counsel of the Company’s choice. The foregoing right of indemnification shall not be available to an Indemnifiable Person to the extent that a final judgment or other final adjudication (in either case not subject to further appeal) binding upon such Indemnifiable Person determines that the acts or omissions of such Indemnifiable Person giving rise to the indemnification claim resulted from such Indemnifiable Person’s bad faith, fraud or willful criminal act or omission or that such right of indemnification is otherwise prohibited by law or by the Company’s Articles of Association. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such Indemnifiable Persons may be entitled under the Company’s Articles of Association, as a matter of law, or otherwise, or any other power that the Company may have to indemnify such Indemnifiable Persons or hold them harmless.

(f)          Notwithstanding anything to the contrary contained in the Plan, the Board may, in its sole discretion, at any time and from time to time, grant Awards and administer the Plan with respect to such Awards. In any such case, the Board shall have all the authority granted to the Committee under the Plan.

5.           Grant of Awards; Shares Subject to the Plan; Limitations.

(a)         The Committee may, from time to time, grant Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Stock Bonus Awards and/or Performance Compensation Awards to one or more Eligible Persons.

(b)         Subject to Section 12 of the Plan, Awards granted under the Plan shall be subject to the following limitations: (i) the Committee is authorized to deliver under the Plan an aggregate of six hundred thousand (600,000) Common Shares, all of which may be issued pursuant to the exercise of Incentive Stock Options; and (ii) the maximum number of Common Shares that may be granted under the Plan during any single fiscal year to any Participant who is a non-employee director, when taken together with any cash fees paid to such non-employee director during such year in respect of his or her service as a non-employee director (including service as a member or chair of any committee of the Board), shall not exceed US $750,000 in total value (calculating the value of any such Awards based on the grant date fair value of such Awards for financial reporting purposes); provided that the non-employee directors who are considered independent (under the rules of The NASDAQ Stock Market or other securities exchange on which the Common Shares are traded) may make exceptions to this limit for a non-executive chair of the Board, if any, in which case the non-employee Director receiving such additional compensation may not participate in the decision to award such compensation.

(c)         In the event that (i) any Option or other Award granted hereunder is exercised through the tendering of Common Shares (either actually or by attestation) or by the withholding of Common Shares by the Company, or (ii) tax or deduction liabilities arising from such Option or other Award are satisfied by the tendering of Common Shares (either actually or by attestation) or by the withholding of Common Shares by the Company, then in each such case the Common Shares so tendered or withheld shall be added to the Common Shares available for grant under the Plan on a one-for-one basis. Shares underlying Awards under the Plan that are forfeited, cancelled, expire unexercised, or are settled in cash are available again for Awards under the Plan.

(d)         Common Shares delivered by the Company in settlement of Awards may be authorized and unissued shares, shares held in the treasury of the Company, shares purchased on the open market or by private purchase, or a combination of the foregoing.

(e)         Awards may, in the sole discretion of the Committee, be granted under the Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company or with which the Company combines (“Substitute Awards”). The number of Common Shares underlying any Substitute Awards shall not be counted against the aggregate number of Common Shares available for Awards under the Plan.

6.           Eligibility. Participation shall be limited to Eligible Persons who have entered into an Award agreement or who have received written notification from the Committee, or from a person designated by the Committee, that they have been selected to participate in the Plan.

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7.           Options.

(a)         Generally. Each Option granted under the Plan shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each Option so granted shall be subject to the conditions set forth in this Section 7, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award agreement. All Options granted under the Plan shall be Non-Qualified Stock Options unless the applicable Award agreement expressly states that the Option is intended to be an Incentive Stock Option. Incentive Stock Options shall be granted only to Eligible Persons who are employees of the Company and its Subsidiary Corporations, and no Incentive Stock Option shall be granted to any Eligible Person who is ineligible to receive an Incentive Stock Option under the Code. No Option shall be treated as an Incentive Stock Option unless the Plan has been approved by the shareholders of the Company in a manner intended to comply with the stockholder approval requirements of Section 422(b)(1) of the Code; provided that any Option intended to be an Incentive Stock Option shall not fail to be effective solely on account of a failure to obtain such approval, but rather such Option shall be treated as a Non-Qualified Stock Option unless and until such approval is obtained. In the case of an Incentive Stock Option, the terms and conditions of such grant shall be subject to and comply with such rules as may be prescribed by Section 422 of the Code. If for any reason an Option intended to be an Incentive Stock Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such non-qualification, such Option or portion thereof shall be regarded as a Non-Qualified Stock Option appropriately granted under the Plan.

(b)         Exercise Price. Except with respect to Substitute Awards and to the extent the Participant is subject to Section 409A of the Code, the exercise price (“Exercise Price”) per Common Share for each Option shall not be less than one hundred percent (100%) of the Fair Market Value of such share determined as of the Date of Grant; provided, however, that in the case of an Incentive Stock Option granted to an employee who, at the time of the grant of such Option, owns shares representing more than ten percent (10%) of the total combined voting power of all classes of shares of the Company or any related corporation (as determined in accordance with U.S. Treasury Regulation Section 1.422-2(f)), the Exercise Price per share shall not be less than one hundred and ten percent (110%) of the Fair Market Value per share on the Date of Grant and provided further, that, notwithstanding any provision herein to the contrary, the Exercise Price shall not be less than the par value per Common Share.

(c)         Vesting and Expiration. Options shall vest and become exercisable in such manner and on such date or dates determined by the Committee and shall expire after such period, not to exceed ten (10) years, as may be determined by the Committee (the “Option Period”); provided, however, that the Option Period shall not exceed five (5) years from the Date of Grant in the case of an Incentive Stock Option granted to a Participant who on the Date of Grant owns shares representing more than ten percent (10%) of the total combined voting power of all classes of shares of the Company or any related corporation (as determined in accordance with U.S. Treasury Regulation Section 1.422-2(f)); provided, further, that notwithstanding any vesting dates set by the Committee, the Committee may, in its sole discretion, accelerate the exercisability of any Option, which acceleration shall not affect the terms and conditions of such Option other than with respect to exercisability. Unless otherwise provided by the Committee in an Award agreement: (i) the unvested portion of an Option shall expire upon the Participant’s termination of employment or service with the Company and its Affiliates, and the vested portion of such Option shall remain exercisable for (A) one (1) year following termination of employment or service by reason of such Participant’s death or disability (as determined by the Committee), but not later than the expiration of the Option Period or (B) ninety (90) days following termination of employment or service for any reason other than such Participant’s death or disability, and other than such Participant’s termination of employment or service for Cause, but not later than the expiration of the Option Period; and (ii) both the unvested and the vested portion of an Option shall expire upon the termination of the Participant’s employment or service by the Company for Cause. If the Option would expire at a time when the exercise of the Option would violate applicable securities laws, the expiration date applicable to the Option will be automatically extended to a date that is thirty (30) calendar days following the date such exercise would no longer violate applicable securities laws (so long as such extension shall not violate Section 409A of the Code); provided, that in no event shall such expiration date be extended beyond the expiration of the Option Period.

(d)         Method of Exercise and Form of Payment. No Common Shares shall be delivered pursuant to any exercise of an Option until payment in full of the Exercise Price therefor is received by the Company and the Participant has paid to the Company an amount equal to any taxes required to be withheld or paid. Options that have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company in accordance with the terms of the Option accompanied by payment of the Exercise Price. The Exercise Price shall be

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payable (i) in cash, check, cash equivalent and/or Common Shares valued at the fair market value at the time the Option is exercised (including, pursuant to procedures approved by the Committee, by means of attestation of ownership of a sufficient number of Common Shares in lieu of actual delivery of such shares to the Company); provided that such Common Shares are not subject to any pledge or other security interest and are Mature Shares and; (ii) by such other method as the Committee may permit in accordance with Applicable Law, in its sole discretion, on a case by case basis, including without limitation: (A) in other property having a fair market value on the date of exercise equal to the Exercise Price or (B) if there is a public market for the Common Shares at such time, by means of a broker-assisted “cashless exercise” pursuant to which the Company is delivered a copy of irrevocable instructions to a stockbroker to sell the Common Shares otherwise deliverable upon the exercise of the Option and to deliver promptly to the Company an amount equal to the Exercise Price or (C) by a “net exercise” method whereby the Company withholds from the delivery of the Common Shares for which the Option was exercised that number of Common Shares having a fair market value equal to the aggregate Exercise Price for the Common Shares for which the Option was exercised. Fractional Common Shares may be issued or delivered pursuant to the Plan or any Award in the sole discretion of the Committee, and in the event the Committee determines that no fractional shares may be issued or delivered, the Committee shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional Common Shares, or whether such fractional Common Shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

(e)         Notification upon Disqualifying Disposition of an Incentive Stock Option. Each Participant awarded an Incentive Stock Option under the Plan shall notify the Company in writing immediately after the date he makes a disqualifying disposition of any Common Shares acquired pursuant to the exercise of such Incentive Stock Option. A disqualifying disposition is any disposition (including, without limitation, any sale) of such Common Shares before the later of (A) two (2) years after the Date of Grant of the Incentive Stock Option or (B) one (1) year after the date of exercise of the Incentive Stock Option. The Company may, if determined by the Committee and in accordance with procedures established by the Committee, retain possession of any Common Shares acquired pursuant to the exercise of an Incentive Stock Option as agent for the applicable Participant until the end of the period described in the preceding sentence.

(f)          Compliance with Laws, etc. Notwithstanding the foregoing, in no event shall a Participant be permitted to exercise an Option in a manner that the Committee determines would violate the U.S. Sarbanes-Oxley Act of 2002, if applicable, or any other Applicable Law or the applicable rules and regulations of the U.S. Securities and Exchange Commission or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or traded.

8.           Stock Appreciation Rights.

(a)         Generally. Each SAR granted under the Plan shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each SAR so granted shall be subject to the conditions set forth in this Section 8, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award agreement. Any Option granted under the Plan may include tandem SARs. The Committee also may award SARs to Eligible Persons independent of any Option.

(b)         Exercise Price. To the extent the Participant is subject to Section 409A of the Code, the Exercise Price per Common Share for each SAR shall not be less than one hundred percent (100%) of the Fair Market Value of such share determined as of the Date of Grant.

(c)         Vesting and Expiration. A SAR granted in connection with an Option shall become exercisable and shall expire according to the same vesting schedule and expiration provisions as the corresponding Option. A SAR granted independent of an Option shall vest and become exercisable and shall expire in such manner and on such date or dates determined by the Committee and shall expire after such period, not to exceed ten years, as may be determined by the Committee (the “SAR Period”); provided, however, that notwithstanding any vesting dates set by the Committee, the Committee may, in its sole discretion, accelerate the exercisability of any SAR, which acceleration shall not affect the terms and conditions of such SAR other than with respect to exercisability. Unless otherwise provided by the Committee in an Award agreement: (i) the unvested portion of a SAR shall expire upon termination of employment or service of the Participant granted the SAR, and the vested portion of such SAR shall remain exercisable for (A) one (1) year following termination of employment or service by reason of such Participant’s death or disability (as determined by the Committee), but not later than the expiration of the SAR Period

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or (B) ninety (90) days following termination of employment or service for any reason other than such Participant’s death or disability, and other than such Participant’s termination of employment or service for Cause, but not later than the expiration of the SAR Period; and (ii) both the unvested and the vested portion of a SAR shall expire upon the termination of the Participant’s employment or service by the Company for Cause. If the SAR would expire at a time when the exercise of the SAR would violate applicable securities laws, the expiration date applicable to the SAR will be automatically extended to a date that is thirty (30) calendar days following the date such exercise would no longer violate applicable securities laws (so long as such extension shall not violate Section 409A of the Code); provided, that in no event shall such expiration date be extended beyond the expiration of the SAR Period.

(d)         Method of Exercise. SARs that have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company in accordance with the terms of the Award, specifying the number of SARs to be exercised and the date on which such SARs were awarded. Notwithstanding the foregoing, if on the last day of the Option Period (or in the case of a SAR independent of an option, the SAR Period), the fair market value exceeds the Strike Price, the Participant has not exercised the SAR or the corresponding Option (if applicable), and neither the SAR nor the corresponding Option (if applicable) has expired, such SAR shall be deemed to have been exercised by the Participant on such last day and the Company shall make the appropriate payment therefor.

(e)         Payment. Upon the exercise of a SAR, the Company shall pay to the Participant an amount equal to the number of shares subject to the SAR that are being exercised multiplied by the excess, if any, of the fair market value of one Common Share on the exercise date over the Strike Price, less an amount equal to any taxes required to be withheld or paid. The Company shall pay such amount in cash, in Common Shares valued at fair market value, or any combination thereof, as determined by the Committee. Fractional Common Shares may be issued or delivered pursuant to the Plan or any Award in the sole discretion of the Committee, and in the event the Committee determines that no fractional shares may be issued or delivered, the Committee shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional Common Shares, or whether such fractional Common Shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

9.           Restricted Stock and Restricted Stock Units.

(a)         Generally. Each grant of Restricted Stock and Restricted Stock Units shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each such grant shall be subject to the conditions set forth in this Section 9, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award agreement.

(b)         Restricted Accounts; Escrow or Similar Arrangement. Upon the grant of Restricted Stock, a book entry in a restricted account shall be established in the Participant’s name at the Company’s transfer agent and, if the Committee determines that the Restricted Stock shall be held by the Company or in escrow rather than held in such restricted account pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (i) an escrow agreement satisfactory to the Committee, if applicable, and (ii) the appropriate share power (endorsed in blank) with respect to the Restricted Stock covered by such agreement. If a Participant shall fail to execute an agreement evidencing an Award of Restricted Stock and, if applicable, an escrow agreement and blank share power within the amount of time specified by the Committee, the Award shall be null and void. Subject to the restrictions set forth in this Section 9 and the applicable Award agreement, the Participant generally shall have the rights and privileges of a shareholder as to such Restricted Stock, including without limitation the right to vote such Restricted Stock and the right to receive dividends, if applicable. To the extent shares of Restricted Stock are forfeited, any share certificates issued to the Participant evidencing such shares shall be returned to the Company, and all rights of the Participant to such shares and as a shareholder with respect thereto shall terminate without further obligation on the part of the Company.

(c)         Vesting; Acceleration of Lapse of Restrictions. Unless otherwise provided by the Committee in an Award agreement the unvested portion of Restricted Stock and Restricted Stock Units shall terminate and be forfeited upon termination of employment or service of the Participant granted the applicable Award.

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(d)          Delivery of Restricted Stock and Settlement of Restricted Stock Units.

(i)          Upon the expiration of the Restricted Period with respect to any shares of Restricted Stock, the restrictions set forth in the applicable Award agreement shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award agreement. If an escrow arrangement is used, upon such expiration, the Company shall deliver to the Participant, or his beneficiary, without charge, the share certificate evidencing the shares of Restricted Stock that have not then been forfeited and with respect to which the Restricted Period has expired (rounded down to the nearest full share). Dividends, if any, that may have been withheld by the Committee and attributable to any particular share of Restricted Stock shall be distributed to the Committee and attributable to any particular share of Restricted Stock shall be distributed to the Participant in cash or, at the sole discretion of the Committee, in Common Shares having a fair market value equal to the amount of such dividends, upon the release of restrictions on such share and, if such share is forfeited, the Participant shall have no right to such dividends (except as otherwise set forth by the Committee in the applicable Award agreement).

(ii)         Unless otherwise provided by the Committee in an Award agreement, upon the expiration of the Restricted Period with respect to any outstanding Restricted Stock Units, the Company shall deliver to the Participant, or his beneficiary, without charge, one (1) Common Share for each such outstanding Restricted Stock Unit; provided, however, that the Committee may, in its sole discretion, elect to (i) pay cash or part cash and part Common Share in lieu of delivering only Common Shares in respect of such Restricted Stock Units or (ii) defer the delivery of Common Shares (or cash or part Common Shares and part cash, as the case may be) beyond the expiration of the Restricted Period if such delivery would result in a violation of Applicable Law until such time as is no longer the case. If a cash payment is made in lieu of delivering Common Shares, the amount of such payment shall be equal to the fair market value of the Common Shares as of the date on which the Restricted Period lapsed with respect to such Restricted Stock Units, less an amount equal to any taxes required to be withheld or paid.

10.         Stock Bonus Awards. The Committee may issue unrestricted Common Shares, or other Awards denominated in Common Shares, under the Plan to Eligible Persons, either alone or in tandem with other awards, in such amounts as the Committee shall from time to time in its sole discretion determine. Each Stock Bonus Award granted under the Plan shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each Stock Bonus Award so granted shall be subject to such conditions not inconsistent with the Plan as may be reflected in the applicable Award agreement.

11.         Performance Compensation Awards.

(a)         Generally. The Committee shall have the authority, at the time of grant of any Award described in Sections 7 through 10 of the Plan, to designate such Award as a Performance Compensation Award. The Committee shall have the authority to make an award of a cash bonus to any Participant and designate such Award as a Performance Compensation Award. Unless otherwise determined by the Committee, all Performance Compensation Awards shall be evidenced by an Award agreement.

(b)         Discretion of Committee with Respect to Performance Compensation Awards. The Committee shall have the discretion to establish the terms, conditions and restrictions of any Performance Compensation Award. With regard to a particular Performance Period, the Committee shall have sole discretion to select the length of such Performance Period, the type(s) of Performance Compensation Awards to be issued, the Performance Criteria that will be used to establish the Performance Goal (s), the kind(s) and/or level(s) of the Performance Goals(s) that is (are) to apply and the Performance Formula.

(c)         Performance Criteria. The Committee may establish Performance Criteria that will be used to establish the Performance Goal(s) for Performance Compensation Awards which may be based on the attainment of specific levels of performance of the Company (and/or one or more Affiliates, divisions, business segments or operational units, or any combination of the foregoing) and may include, without limitation, any of the following: (i) net earnings or net income (before or after taxes); (ii) basic or diluted earnings per share (before or after taxes); (iii) revenue or revenue growth (measured on a net or gross basis); (iv) gross profit or gross profit growth; (v) operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on assets, capital, invested capital, equity, or sales); (vii) cash flow (including, but not limited to, operating cash flow, free cash flow, net cash provided by operations and cash flow return on capital); (viii) financing and other capital raising transactions (including, but not limited to, sales of the Company’s equity or debt securities); (ix) earnings before or after taxes,

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interest, depreciation and/or amortization; (x) gross or operating margins; (xi) productivity ratios; (xii) share price (including, but not limited to, growth measures and total shareholder return); (xiii) expense targets; (xiv) margins; (xv) productivity and operating efficiencies; (xvi) customer satisfaction; (xvii) customer growth; (xviii) working capital targets; (xix) measures of economic value added; (xx) inventory control; (xxi) enterprise value; (xxii) sales; (xxiii) debt levels and net debt; (xxiv) combined ratio; (xxv) timely launch of new facilities; (xxvi) client retention; (xxvii) employee retention; (xxviii) timely completion of rollouts of new products and services; (xxix) cost targets; (xxx) reductions and savings; (xxxi) productivity and efficiencies; (xxxii) strategic partnerships or transactions; and (xxxiii) personal targets, goals or completion of projects. Any one (1) or more of the Performance Criteria may be used on an absolute or relative basis to measure the performance of the Company and/or one or more Affiliates as a whole or any business unit(s) of the Company and/or one or more Affiliates or any combination thereof, as the Committee may deem appropriate, or any of the above Performance Criteria may be compared to the performance of a selected group of comparison or peer companies, or a published or special index that the Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices. The Committee also has the authority to provide for accelerated vesting of any Award based on the achievement of Performance Goals pursuant to the Performance Criteria specified in this paragraph. Any Performance Criteria that are financial metrics, may be determined in accordance with United States Generally Accepted Accounting Principles (“GAAP”) or may be adjusted when established to include or exclude any items otherwise includable or excludable under GAAP.

(d)         Modification of Performance Goal(s). The Committee is authorized at any time to adjust or modify the calculation of a Performance Goal for such Performance Period, based on and in order to appropriately reflect any specified circumstance or event that occurs during a Performance Period, including but not limited to the following: (i) asset write-downs; (ii) litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (iv) any reorganization and restructuring programs; (v) unusual and/or infrequently occurring items as described in Accounting Principles Board Opinion No. 30 (or any successor pronouncement thereto) and/or in management’s discussion and analysis of financial condition and results of operations appearing in the Company’s annual report to shareholders for the applicable year; (vi) acquisitions or divestitures; (vii) discontinued operations; (viii) any other specific unusual or infrequently occurring or non-recurring events, or objectively determinable category thereof; (ix) foreign exchange gains and losses; and (x) a change in the Company’s fiscal year.

(e)         Terms and Conditions to Receipt of Payment. Unless otherwise provided in the applicable Award agreement, a Participant must be employed by the Company on the last day of a Performance Period to be eligible for payment in respect of a Performance Compensation Award for such Performance Period. A Participant shall be eligible to receive payment in respect of a Performance Compensation Award only to the extent that: (A) the Performance Goals for such period are achieved; and (B) all or some of the portion of such Participant’s Performance Compensation Award has been earned for the Performance Period based on the application of the Performance Formula to such achieved Performance Goals. Following the completion of a Performance Period, the Committee shall determine whether, and to what extent, the Performance Goals for the Performance Period have been achieved and, if so, calculate the amount of the Performance Compensation Awards earned for the period based upon the Performance Formula. The Committee shall then determine the amount of each Participant’s Performance Compensation Award actually payable for the Performance Period.

(f)          Timing of Award Payments. Except as provided in an Award agreement, Performance Compensation Awards granted for a Performance Period shall be paid to Participants as soon as administratively practicable following the Committee’s determination in accordance with Section 11(e).

12.         Changes in Capital Structure and Similar Events. In the event of (i) any dividend (other than ordinary cash dividends) or other distribution (whether in the form of cash, Common Shares, other securities or other property), recapitalization, share split, reverse share split, reorganization, merger, amalgamation, consolidation, spin-off, split-up, split-off, combination, repurchase or exchange of Common Shares or other securities of the Company, issuance of warrants or other rights to acquire Common Shares or other securities of the Company, or other similar corporate transaction or event (including, without limitation, a Change in Control) that affects the Common Shares, or (ii) unusual or infrequently occurring events (including, without limitation, a Change in Control) affecting the Company, any Affiliate, or the financial statements of the Company or any Affiliate, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation

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system, accounting principles or law, such that in either case an adjustment is determined by the Committee in its sole discretion to be necessary or appropriate, then the Committee shall make any such adjustments in such manner as it may deem equitable, including without limitation any or all of the following:

(a)         adjusting any or all of (A) the number of Common Shares or other securities of the Company (or number and kind of other securities or other property) that may be delivered in respect of Awards or with respect to which Awards may be granted under the Plan (including, without limitation, adjusting any or all of the limitations under Section 5 of the Plan) and (B) the terms of any outstanding Award, including, without limitation, (1) the number of Common Shares or other securities of the Company (or number and kind of other securities or other property) subject to outstanding Awards or to which outstanding Awards relate, (2) the Exercise Price or Strike Price with respect to any Award or (3) any applicable performance measures (including, without limitation, Performance Criteria and Performance Goals);

(b)         providing for a substitution or assumption of Awards in a manner that substantially preserves the applicable terms of such Awards;

(c)         accelerating the exercisability or vesting of, lapse of restrictions on, or termination of, Awards or providing for a period of time for exercise prior to the occurrence of such event;

(d)         modifying the terms of Awards to add events, conditions or circumstances (including termination of employment within a specified period after a Change in Control) upon which the exercisability or vesting of or lapse of restrictions thereon will accelerate;

(e)         deeming any performance measures (including, without limitation, Performance Criteria and Performance Goals) satisfied at target, maximum or actual performance through closing or such other level determined by the Committee in its sole discretion, or providing for the performance measures to continue (as is or as adjusted by the Committee) after closing;

(f)          providing that for a period prior to the Change in Control determined by the Committee in its sole discretion, any Options or SARs that would not otherwise become exercisable prior to the Change in Control will be exercisable as to all Common Shares subject thereto (but any such exercise will be contingent upon and subject to the occurrence of the Change in Control and if the Change in Control does not take place after giving such notice for any reason whatsoever, the exercise will be null and void) and that any Options or SARs not exercised prior to the consummation of the Change in Control will terminate and be of no further force and effect as of the consummation of the Change in Control; and

(g)         canceling any one or more outstanding Awards and causing to be paid to the holders thereof, in cash, Common Shares, other securities or other property, or any combination thereof, the value of such Awards, if any, as determined by the Committee (which if applicable may be based upon the price per Common Share received or to be received by other shareholders of the Company in such event), including without limitation, in the case of an outstanding Option or SAR, a cash payment in an amount equal to the excess, if any, of the fair market value (as of a date specified by the Committee) of the Common Shares subject to such Option or SAR over the aggregate Exercise Price or Strike Price of such Option or SAR, respectively (it being understood that, in such event, any Option or SAR having a per share Exercise Price or Strike Price equal to, or in excess of, the fair market value of a Common Share subject thereto may be canceled and terminated without any payment or consideration therefor); provided, however, that in the case of any “equity restructuring” (within the meaning of the Financial Accounting Standards Board Accounting Standards Codification Topic 718), the Committee shall make an equitable or proportionate adjustment to outstanding Awards to reflect such equity restructuring. The Company shall give each Participant notice of an adjustment hereunder and, upon notice, such adjustment shall be conclusive and binding for all purposes.

13.         Amendments and Termination.

(a)         Amendment and Termination of the Plan. The Board may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; provided that (i) no amendment to Section 13(b) (to the extent required by the proviso in such Section 13(b)) shall be made without shareholder approval and (ii) no such amendment, alteration, suspension, discontinuation or termination shall be made without shareholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to the Plan (including, without limitation, as necessary to comply with any rules or requirements of any securities exchange or inter-dealer quotation system on which the Common Shares may be listed or quoted); provided, further, that any such amendment, alteration,

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suspension, discontinuance or termination that would materially and adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant, holder or beneficiary.

(b)         Amendment of Award Agreements. The Committee may, to the extent consistent with the terms of any applicable Award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted or the associated Award agreement, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any Participant with respect to any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant; provided, further, that without shareholder approval, except as otherwise permitted under Section 12 of the Plan, (i) no amendment or modification may reduce the Exercise Price of any Option or the Strike Price of any SAR, (ii) the Committee may not cancel any outstanding Option or SAR where the Fair Market Value of the Common Shares underlying such Option or SAR is less than its Exercise Price and replace it with a new Option or SAR, another Award or cash and (iii) the Committee may not take any other action that is considered a “repricing” for purposes of the shareholder approval rules of the applicable securities exchange or inter-dealer quotation system on which the Common Shares are listed or quoted.

14.         General.

(a)          Award Agreements. Each Award under the Plan shall be evidenced by an Award agreement, which shall be delivered to the Participant (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)) and shall specify the terms and conditions of the Award and any rules applicable thereto, including without limitation, the effect on such Award of the death, disability or termination of employment or service of a Participant, or of such other events as may be determined by the Committee.

(b)          Non-Transferability.

(i)          Each Award shall be exercisable only by a Participant during the Participant’s lifetime, or, if permissible under Applicable Law, by the Participant’s legal guardian or representative. No Award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or an Affiliate; provided that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.

(ii)         Notwithstanding the foregoing, the Committee may, in its sole discretion, permit Awards (other than Incentive Stock Options) to be transferred by a Participant, without consideration, subject to such rules as the Committee may adopt consistent with any applicable Award agreement to preserve the purposes of the Plan, to: (A) any person who is a “family member” of the Participant, as such term is used in the instructions to Form S-8 under the Securities Act (collectively, the “Immediate Family Members”); (B) a trust solely for the benefit of the Participant and his or her Immediate Family Members; (C) a partnership or limited liability company whose only partners or stockholders are the Participant and his or her Immediate Family Members; or (D) any other transferee as may be approved either (I) by the Board or the Committee in its sole discretion, or (II) as provided in the applicable Award agreement. (each transferee described in clauses (A), (B), (C) and (D) above is hereinafter referred to as a “Permitted Transferee”); provided that the Participant gives the Committee advance written notice describing the terms and conditions of the proposed transfer and the Committee notifies the Participant in writing that such a transfer would comply with the requirements of the Plan.

(iii)           The terms of any Award transferred in accordance with the immediately preceding sentence shall apply to the Permitted Transferee and any reference in the Plan, or in any applicable Award agreement, to a Participant shall be deemed to refer to the Permitted Transferee, except that (A) Permitted Transferees shall not be entitled to transfer any Award, other than by will or the laws of descent and distribution; (B) Permitted Transferees shall not be entitled to exercise any transferred Option unless there shall be in effect a registration statement on an appropriate form covering the Common Shares to be acquired pursuant to the exercise of such Option if the Committee determines, consistent with any applicable Award agreement, that such a registration statement is necessary or appropriate; (C) the Committee or the Company shall not be required to provide any notice to a Permitted Transferee, whether or not such notice is or would otherwise have been required to be given to the Participant under the Plan or otherwise; and (D) the

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consequences of the termination of the Participant’s employment by, or services to, the Company or an Affiliate under the terms of the Plan and the applicable Award agreement shall continue to be applied with respect to the Participant, including, without limitation, that an Option shall be exercisable by the Permitted Transferee only to the extent, and for the periods, specified in the Plan and the applicable Award agreement.

(c)          Tax Withholding and Deductions.

(i)          A Participant shall be required to pay to the Company or any Affiliate, and the Company or any Affiliate shall have the right and is hereby authorized to deduct and withhold, from any cash, Common Shares, other securities or other property deliverable under any Award or from any compensation or other amounts owing to a Participant, the amount (in cash, Common Shares, other securities or other property) of any required taxes (up to the maximum statutory rate under Applicable Law as in effect from time to time as determined by the Committee) and deduction in respect of an Award, its grant, vesting or exercise, or any payment or transfer under an Award or under the Plan and to take such other action as may be necessary in the opinion of the Committee or the Company to satisfy all obligations for the payment of such taxes.

(ii)         Without limiting the generality of clause (i) above, the Committee may, in its sole discretion, determined on a case by case basis, permit a Participant to satisfy, in whole or in part, the foregoing tax and deduction liability by (A) the delivery of Common Shares (which are not subject to any pledge or other security interest and are Mature Shares, except as otherwise determined by the Committee) owned by the Participant having a fair market value equal to such liability or (B) having the Company withhold from the number of Common Shares otherwise issuable or deliverable pursuant to the exercise or settlement of the Award a number of shares with a Fair Market Value equal to such liability.

(d)         No Claim to Awards; No Rights to Continued Employment; Waiver. No employee of the Company or an Affiliate, or other person, shall have any claim or right to be granted an Award under the Plan or, having been selected for the grant of an Award, to be selected for a grant of any other Award. There is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee’s determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated. Neither the Plan nor any action taken hereunder shall be construed as giving any Participant any right to be retained in the employ or service of the Company or an Affiliate, nor shall it be construed as giving any Participant any rights to continued service on the Board. The Company or any of its Affiliates may at any time dismiss a Participant from employment or discontinue any consulting relationship, free from any liability or any claim under the Plan, unless otherwise expressly provided in the Plan or any Award agreement. By accepting an Award under the Plan, a Participant shall thereby be deemed to have waived any claim to continued exercise or vesting of an Award or to damages or severance entitlement related to non-continuation of the Award beyond the period provided under the Plan or any Award agreement, notwithstanding any provision to the contrary in any written employment contract or other agreement between the Company and its Affiliates and the Participant, whether any such agreement is executed before, on or after the Date of Grant.

(e)         Addenda. The Committee may adopt such addenda to the Plan as it may consider necessary or appropriate for the purpose of granting Awards, which Awards may contain such terms and conditions as the Committee deems necessary or appropriate to accommodate differences in local law, tax policy or custom, which may deviate from the terms and conditions set forth in this Plan. The terms of any such addenda shall supersede the terms of the Plan to the extent necessary to accommodate such differences but shall not otherwise affect the terms of the Plan as in effect for any other purpose. With respect to Participants who reside or work outside of the United States of America, the Committee may in its sole discretion amend the terms of the Plan or outstanding Awards with respect to such Participants in order to conform such terms with the requirements of local law or to obtain more favorable tax or other treatment for a Participant, the Company or its Affiliates.

(f)          Designation and Change of Beneficiary. Each Participant may file with the Committee a written designation of one or more persons as the beneficiary(ies) who shall be entitled to receive the amounts payable with respect to an Award, if any, due under the Plan upon his death. A Participant may, from time to time, revoke or change his beneficiary designation without the consent of any prior beneficiary by filing a new designation with the Committee. The last such designation received by the Committee shall be controlling; provided, however, that no designation, or change or revocation thereof, shall be effective unless received by the Committee prior to the

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Participant’s death, and in no event shall it be effective as of a date prior to such receipt. If no beneficiary designation is filed by a Participant, the beneficiary shall be deemed to be his or her spouse or, if the Participant is unmarried at the time of death, his or her estate.

(g)         Termination of Employment/Service. Unless determined otherwise by the Committee at any point following such event: (i) neither a temporary absence from employment or service due to illness, vacation or leave of absence nor a transfer from employment or service with the Company to employment or service with an Affiliate (or vice-versa) shall be considered a termination of employment or service with the Company or an Affiliate; and (ii) if a Participant’s employment with the Company and its Affiliates terminates, but such Participant continues to provide services to the Company and its Affiliates in a non-employee capacity (or vice-versa), such change in status shall not be considered a termination of employment with the Company or an Affiliate.

(h)         No Rights as a Shareholder. Except as otherwise specifically provided in the Plan or any Award agreement, no person shall be entitled to the privileges of ownership in respect of Common Shares or other securities that are subject to Awards hereunder until such shares have been issued or delivered to that person.

(i)           Government and Other Regulations.

(i)          The obligation of the Company to settle Awards in Common Shares or other consideration shall be subject to all Applicable Laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any Common Shares or other securities pursuant to an Award unless such shares have been properly registered for sale pursuant to the Securities Act with the U.S. Securities and Exchange Commission or unless the Company has received an opinion of counsel, satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale under the Securities Act any of the Common Shares or other securities to be offered or sold under the Plan. The Committee shall have the authority to provide that all certificates for Common Shares or other securities of the Company or any Affiliate delivered under the Plan shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan, the applicable Award agreement, the federal securities laws, or the rules, regulations and other requirements of the U.S. Securities and Exchange Commission, any securities exchange or inter-dealer quotation system upon which such shares or other securities are then listed or quoted and other Applicable Laws, and, without limiting the generality of Section 9 of the Plan, the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions. Notwithstanding any provision in the Plan to the contrary, the Committee reserves the right to add any additional terms or provisions to any Award granted under the Plan that it in its sole discretion deems necessary or advisable in order that such Award complies with the legal requirements of any governmental entity to whose jurisdiction the Award is subject.

(ii)         The Committee may cancel an Award or any portion thereof if it determines, in its sole discretion, that legal or contractual restrictions and/or blockage and/or other market considerations would make the Company’s acquisition of Common Shares from the public markets, the Company’s issuance of Common Shares or other securities to the Participant, the Participant’s acquisition of Common Shares or other securities from the Company and/or the Participant’s sale of Common Shares to the public markets, illegal, impracticable or inadvisable. If the Committee determines to cancel all or any portion of an Award denominated in Common Shares in accordance with the foregoing, the Company shall pay to the Participant an amount equal to the excess of (A) the aggregate fair market value of the Common Shares subject to such Award or portion thereof canceled (determined as of the applicable exercise date, or the date that the shares would have been vested or delivered, as applicable), over (B) the aggregate Exercise Price or Strike Price (in the case of an Option or SAR, respectively) or any amount payable as a condition of delivery of Common Shares (in the case of any other Award). Such amount shall be delivered to the Participant as soon as practicable following the cancellation of such Award or portion thereof.

(j)          Payments to Persons Other Than Participants. If the Committee shall find that any person to whom any amount is payable under the Plan is unable to care for his affairs because of illness or accident, or is a minor, or has died, then any payment due to such person or his estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to his spouse, child,

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relative, an institution maintaining or having custody of such person, or any other person deemed by the Committee to be a proper recipient on behalf of such person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

(k)         Non-Exclusivity of the Plan. Neither the adoption of this Plan by the Board nor the submission of this Plan to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options or other equity-based awards otherwise than under this Plan, and such arrangements may be either applicable generally or only in specific cases.

(l)          No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate, on the one hand, and a Participant or other person or entity, on the other hand. No provision of the Plan or any Award shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other employees under general law.

(m)        Reliance on Reports. Each member of the Committee and each member of the Board shall be fully justified in acting or failing to act, as the case may be, and shall not be liable for having so acted or failed to act in good faith, in reliance upon any report made by the independent public accountant of the Company and its Affiliates and/or any other information furnished in connection with the Plan by any agent of the Company or the Committee or the Board, other than himself.

(n)         Relationship to Other Benefits. No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance or other benefit plan of the Company except as otherwise specifically provided in such other plan.

(o)         Governing Law. The Plan and any agreements hereunder shall be administered, interpreted and enforced under the laws of the Cayman Islands without regard to conflicts of laws thereof.

(p)         Severability. If any provision of the Plan or any Award or Award agreement is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any person or entity or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the Applicable Law, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be construed or deemed stricken as to such jurisdiction, person or entity or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

(q)         Obligations Binding on Successors. The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, amalgamation, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company.

(r)          Code Section 409A.

(i)          Notwithstanding any provision of this Plan to the contrary, all Awards made under this Plan are intended to be exempt from or, in the alternative, comply with Code Section 409A and the interpretive guidance thereunder, including the exceptions for stock rights and short-term deferrals. The Plan shall be construed and interpreted in accordance with such intent. Each payment under an Award shall be treated as a separate payment for purposes of Code Section 409A and, if an Award includes “dividend equivalents” within the meaning of Section 1.409A-3(e) of Code Section 409A, the Participant’s right to receive the dividend equivalents will be treated separately from the right to other amounts under the Award.

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(ii)         If a Participant is a “specified employee” (as such term is defined for purposes of Code Section 409A) at the time of his or her termination of service, no amount that is non-qualified deferred compensation subject to Code Section 409A and that becomes payable by reason of such termination of service shall be paid to the Participant (or in the event of the Participant’s death, the Participant’s representative or estate) before the earlier of (x) the first business day after the date that is six months following the date of the Participant’s termination of service, and (y) within thirty (30) days following the date of the Participant’s death (in each case, without interest). Any payments of non-qualified deferred compensation under any Award payable more than six months following the Participant’s termination of service will be paid at the time or times the payments are otherwise scheduled to be made. For purposes of Code Section 409A, a termination of service shall be deemed to occur only if it is a “separation from service” within the meaning of Code Section 409A, and references in the Plan and any Award agreement to “termination of service” or similar terms shall mean a “separation from service”, whether such “separation from service” occurs upon or after the Participant’s termination of service. If any Award is or becomes subject to Code Section 409A and if payment of such Award would be accelerated or otherwise triggered under a Change in Control, then the definition of Change in Control shall be deemed modified, only to the extent necessary to avoid the imposition of an excise tax under Code Section 409A, to mean a “change in control event” as such term is defined for purposes of Code Section 409A.

(iii)        Any adjustments made pursuant to Section 12 to Awards that are subject to Code Section 409A shall be made in compliance with the requirements of Code Section 409A, and any adjustments made pursuant to Section 12 to Awards that are not subject to Code Section 409A shall be made in such a manner as to ensure that after such adjustment, the Awards either (x) continue not to be subject to Code Section 409A or (y) comply with the requirements of Code Section 409A.

(s)          Expenses; Gender; Titles and Headings. The expenses of administering the Plan shall be borne by the Company and its Affiliates. Masculine pronouns and other words of masculine gender shall refer to both men and women. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings shall control.

(t)          Other Agreements. Notwithstanding the above, the Committee may require, as a condition to the grant of and/or the receipt of Common Shares or other securities under an Award, that the Participant execute lock-up, shareholder or other agreements, as it may determine in its sole and absolute discretion.

(u)         Payments. Participants shall be required to pay, to the extent required by Applicable Law, any amounts required to receive Common Shares or other securities under any Award made under the Plan. Notwithstanding any provision herein to the contrary, no Common Share shall be issued for consideration less than the par value thereof.

(v)         Erroneously Awarded Compensation. All Awards shall be subject (including on a retroactive basis) to (i) any clawback, forfeiture or similar incentive compensation recoupment policy established from time to time by the Company, including, without limitation, any such policy established to comply with the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act, (ii) Applicable Law (including, without limitation, Section 304 of the U.S. Sarbanes-Oxley Act and Section 954 of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act), and/or (iii) the rules and regulations of the applicable securities exchange or inter-dealer quotation system on which the Common Shares or other securities are listed or quoted, and such requirements shall be deemed incorporated by reference into all outstanding Award agreements.

[Signature page follows]

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IN WITNESS WHEREOF, this Blue Gold Limited 2025 Equity Incentive Plan has been duly approved and adopted by the Company and the shareholders as of the dates set forth below.

Adopted by consent of the Board: [•]

Shareholder Approved: [•]

BLUE GOLD HOLDINGS LIMITED

By:
Title:
Date:

[Signature page to Blue Gold Limited 2025 Equity Incentive Plan]

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